PROSPECTUS

                                 130,000 Shares

                     MID-ATLANTIC COMMUNITY BANKGROUP, INC.

                                  Common Stock


         Mid-Atlantic Community BankGroup, Inc. (the "Company"), the holding company for Peninsula Trust Bank, Incorporated, is hereby offering for sale 130,000 shares of its Common Stock, $5.00 par value per share (the "Common Stock"). The Common Stock is traded on the Nasdaq SmallCap Market under the symbol MABG, but there has been limited trading volume to date. On July 15, 1997, the most recent date on which the Common Stock traded, the last reported sale price for the Common Stock was $23.00. See "Market for Common Stock." See "Underwriting" for a discussion of the factors considered in determining the public offering price.


         See "Risk Factors" on page 5 for certain information that should be considered by prospective investors.


             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                 BY THE SECURITIES AND EXCHANGE COMMISSION NOR
            HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
           OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.


          THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR
                   DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE
                     INSURANCE FUND OF THE FDIC OR ANY OTHER
                              GOVERNMENTAL AGENCY.

                              --------------------

                                 Price to      Underwriting       Proceeds to
                                  Public       Discount (1)     the Company(2)
Per Share.................        $24.50         $1.65             $22.85
Total (3).................        $3,185,000     $214,500          $2,970,500

-------------------

(1) Payable to the Underwriter. The Company has agreed to indemnify the Underwriter against certain civil liabilities.
(2) Before deducting offering expenses payable by the Company estimated at $50,000.
(3) The Company has granted the Underwriter a 30-day option to purchase up to 19,500 additional shares of Common Stock on the same terms and conditions set forth above solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, total Underwriting Discount and total Proceeds to the Company will be $3,662,750, $246,675 and $3,416,075, respectively. See "Underwriting."

                            ------------------------

         The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for shares of Common Stock will be made at the offices of Davenport & Company LLC, in Richmond, Virginia, on or about July 30, 1997.


                             DAVENPORT & COMPANY LLC


                  The date of this Prospectus is July 24, 1997.

                     MID-ATLANTIC COMMUNITY BANKGROUP, INC.


                                   Market Area











                                      [MAP]











         CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO PRICING OF THE OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE
IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY



     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriter's overallotment option is not exercised. The Company

                                  The Company

     Mid-Atlantic Community BankGroup, Inc., a Virginia corporation (the "Company"), is the holding company for Peninsula Trust Bank, Incorporated, a Virginia-chartered commercial bank (the "Bank") that commenced operations on July 20, 1989. The Company and the Bank are headquartered at the same location in Gloucester, Virginia. The Company has experienced consistent growth since 1989. At March 31, 1997 the Company had $138.4 million in assets, $122.6 million in deposits and $14.7 million in stockholders' equity. In 1996 the Company's net income was $1.5 million, compared to $1.0 million in 1995 and $752,000 in 1994. Net income for the three months ended March 31, 1997 was $415,000, compared to $345,000 for the same period in 1996.

     The Company's market area is in the Peninsula Region of Virginia, which lies east of Richmond, north of the James River and south of the Rappahannock River. The Bank currently operates five full-service banking offices, including the main office in Gloucester County and branch offices in Williamsburg, Charles City County, Newport News and Glenns (northern Gloucester County). The Glenns location opened on January 30, 1997 and also houses the Bank's Operations Center. The Bank is a community-oriented bank that provides a broad range of banking services to small- and medium-sized businesses and individuals, with extended lobby hours and drive-in windows at each location. The Bank strives to provide its customers with the breadth of products comparable to a regional bank, while maintaining the quick response and high level of service of a community bank. The Bank's lending activities include commercial, real estate and consumer loans.

     The Company's business strategy is to maintain the Bank as a leading community bank in the Peninsula Region of Virginia by building a strong local ownership base in each community it serves and by further developing a community-based branch banking network. The Bank's identity as a community-oriented bank also defines its strategy for growth. Management believes that the general trend toward consolidation of the banking industry in the Bank's market area has created a niche for community-based lenders emphasizing smaller loans and customer service. To exploit this niche, management intends to continue to develop its community-based branch banking network in the Peninsula Region. The Company plans to establish a branch office in Hampton, Virginia, which lies immediately to the east of Newport News, and is currently evaluating available sites.

                                  The Offering

Shares offered......................    130,000 shares of Common Stock.(1)

Common Stock outstanding............    944,333 shares at March 31, 1997, and
                                        1,074,333 shares  after completion of
                                        this offering. (1)

Use of proceeds.....................    General corporate purposes,  including
                                        new branches and to support future
                                        growth in deposits and assets. See "Use of Proceeds."

Market area.........................    The Bank  operates  in the  Peninsula
                                        Region of Virginia with two offices in Gloucester County, and one office in each of Charles City County and the cities of Williamsburg and Newport News.

Nasdaq SmallCap Market Symbol.......    MABG

Dividends...........................    The Company  currently  pays annual
                                        dividends. The Company paid dividends of $.25 per share in 1997, $.12 per share in 1996, $.10 per share in 1995 and $.06 per share in 1994. See
                                        "Dividend Information," "Description of
                                        Capital Stock" and "Business-Supervision and Regulation."

-------------------

(1) If the Underwriter's overallotment option is exercised in full, 149,500 shares will be offered and Common Stock outstanding after the Offering will be 1,093,833 shares.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following Summary Consolidated Financial Data and ratios for the Company have been derived from information included elsewhere in this Prospectus. See the Company's financial statements, including footnotes thereto, which are set forth elsewhere in this Prospectus and are an integral part of the information presented.

                                              At and for the
                                               three months
                                           ended March 31, (1)             At and for the year ended December 31,
                                           ------------------- -------------------------------------------------------------------
                                             1997       1996        1996          1995          1994          1993          1992
                                             ----       ----        ----          ----          ----          ----          ----
                                                               (Dollars in thousands, except per share data)
INCOME STATEMENT DATA:
    Interest income..............           $ 2,959    $2,416      $10,653        $8,224        $5,651        $3,829        $2,930
    Interest expense.............             1,203       997        4,359         3,469         2,120         1,624         1,540
                                            -------    ------      -------        ------        ------        ------        ------
    Net interest income..........             1,756     1,419        6,294         4,755         3,531         2,205         1,390
    Provision for loan losses....                93        77          380           288           258           255           122
    Other income.................               193       148          624           477           358           290           202
    Other expenses...............             1,261       959        4,191         3,496         2,481         1,838         1,246
    Income taxes.................               180       185          813           425           398            66            12
                                            -------    ------      -------        ------        ------        ------        ------
    Net income (loss)............           $   415    $  346      $ 1,534        $1,023        $  752        $  336        $  212
                                            =======    ======      =======        ======        ======        ======        ======

PER SHARE DATA:
    Net income...................          $    .42  $    .35     $   1.57      $   1.29      $   1.20      $    .57      $    .45
    Weighted average shares outstanding...  977,311   973,064      975,486       794,376       624,789       592,735       476,798
    Book value at period end.....          $  15.53  $  14.33     $  15.28      $  14.12      $  12.01      $  10.89      $  10.31
    Total shares outstanding.....           944,333   944,333      944,333       944,333       657,978       582,628       582,628
    Cash dividends...............          $    .25  $    .12     $    .12      $    .10      $    .06      $      -      $      -

BALANCE SHEET DATA:
    Total assets.................          $138,398  $108,010     $136,434      $108,314       $80,332       $58,792       $40,775
    Loans, net...................            93,886    74,760       90,978        69,556        53,604        39,571        23,337
    Investment securities........            27,772    20,722       27,297        24,793        12,958        10,769         9,888
    Deposits.....................           122,582    93,340      120,485        94,115        71,524        51,930        34,512
    Borrowings...................                40        52           43            55            67            77             -
    Stockholders' equity.........            14,664    13,531       14,432        13,335         7,900         6,345         6,009

PERFORMANCE RATIOS:
    Net interest margin(2).......             5.64%     5.73%        5.72%        5.51%          5.59%        4.97%          4.34%
    Return on average assets.....             1.13%     1.31%        1.30%        1.11%          1.10%         .69%           .61%
    Return on average equity.....            10.20%    10.26%       10.91%       10.38%         10.84%        5.06%          4.52%
    Efficiency ratio(3)..........            64.70%    61.43%       60.21%       66.81%         63.81%       74.67%         78.34%
    Dividend pay-out ratio.......                 -         -        7.39%        6.43%          4.65%            -              -

ASSET QUALITY RATIOS:
    Allowance for loan losses to
      period end loans..........               1.25%    1.24%        1.21%        1.23%          1.31%        1.20%          1.11%
    Allowance for loan losses to
      nonaccrual loans(4)........              2.40x    3.95x        5.85x        6.32x         28.52x        9.45x              -
    Nonperforming assets to period end
      loans and foreclosed properties...        .56%     .31%         .21%         .19%           .05%         .13%              -
    Net charge-offs to average loans....        .01%     .01%         .16%         .22%           .06%         .12%           .23%

CAPITAL AND LIQUIDITY RATIOS:
    Leverage.....................             11.19%   12.89%       11.42%       12.79%         10.81%       11.65%         15.28%
    Risk Based Capital Ratios:
        Tier 1 capital...........             15.07%   17.57%       14.99%       18.28%         14.54%       17.60%              -
        Total capital............             16.28%   18.78%       16.14%       19.47%         15.80%       18.80%              -
    Average equity to average
     assets......................             11.05%   12.74%       11.92%       10.70%         10.18%       12.69%         12.82%
    Average loans to average
     deposits....................             79.16%   80.25%       79.10%       74.68%         75.94%       76.20%         67.62%

--------------------

(1) The ratios for the three months ended March 31, 1997 and 1996 are annualized.


(2) Net interest margin is calculated as tax equivalent net interest income divided by average earning assets and represents the Bank's net yield on its earning assets.


(3) Computed by dividing non-interest expense by the sum of net interest income and non-interest income, net of securities gains or losses.


(4) The Bank had no non-accrual loans at December 31, 1992.

                                  RISK FACTORS

         Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following risk factors before purchasing shares of the Common Stock offered hereby. This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other comparable terminology. The Company cautions readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause the Company's actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made herein.

         Dependence on Key Personnel. The Company is substantially dependent upon the services of William J. Farinholt, President and Chief Executive Officer of the Company and the Bank, and Kenneth E. Smith, Executive Vice President and Chief Financial Officer of the Company and the Bank. The loss of the services of Mr. Farinholt or Mr. Smith could have a material adverse effect upon the future prospects of the Company. The Company has entered into employment agreements with Mr. Farinholt and Mr. Smith. See "Management."

         Continued Growth. The Company has experienced rapid growth since the Company commenced operations as a state chartered bank in July, 1989. Although the Company expects to continue growing in the future, there can be no assurance that the recent rate of growth can be maintained. The Bank is a relatively new financial institution in a highly competitive market with a loan portfolio developed over the last eight years. In addition, continued growth will be dependent in part on management's ability to supervise the Company's personnel and operations in an efficient and productive manner consistent with its past practices.

         Competition. The Company encounters strong competition from numerous financial institutions within its primary service area, including many large banks that operate in the Peninsula Region of Virginia. By virtue of their large capital bases, such banks have substantially greater lending limits than the Company and perform certain services for their customers, such as trust services, that the Company does not currently offer. In addition to commercial banks, the Company competes with other financial institutions, such as savings and loan associations, finance companies, credit unions, money market funds, stock brokerage firms, insurance companies and other financial service organizations. Many of the financial organizations in competition with the Company have greater financial resources and loan capacities than the Company and are able to offer similar services at lower costs. The Company cannot accurately predict the effect of competition on its ability to further penetrate its current and prospective markets. See "Business."

         Economic Conditions and Related Uncertainties. The Company's primary service area is limited to the Peninsula Region of Virginia. Approximately 98% of the loans in the Company's portfolio are to borrowers within the Company's primary service area. See "Business-Market Area." Declines in economic activity or increased unemployment in this area could have an adverse effect on the business and prospects of the Company. More generally, commercial banking is affected by general economic and political conditions and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, and other factors beyond the Company's control may adversely affect the financial performance of the Company.

         Government Regulations. The banking industry is subject to extensive governmental supervision, regulation and control, which has materially affected the business of the Company and other financial institutions in the past and is likely to do so in the future. Regulations affecting the banking industry may be changed at any time, and the interpretation of those regulations by examining authorities of the banking industry is also subject to change. There can be no assurance that future changes in legislation, administrative regulations or governmental policy will not adversely affect the banking industry and the business of the Company. See "Business-Supervision and Regulation."

         Payment of Dividends. The Company or the Bank has paid an annual cash dividend since 1994. The Company currently intends to continue to pay an annual dividend. However, there can be no assurance that the Company's results of operations will continue to permit the payment of dividends. The ability of the Company to pay cash dividends also is subject to both federal and state banking regulations. See "Dividend Information."

         Determination of Offering Price. The offering price of the Common Stock has been determined by negotiation between the Company and the Underwriter based on certain factors including the current market for the Common Stock, an evaluation of assets, earnings and other established criteria of value, as well as the comparisons of the relationships between market prices and book values of other banking institutions deemed comparable by the Underwriter. Such decision will not be solely based upon the actual trading market for the Common Stock; accordingly, there can be no assurance that the Common Stock may be resold at or above the offering price. See "Underwriting."

         Limited Trading Market. The Common Stock of the Bank or the Company has been quoted on the Nasdaq SmallCap Market continuously since September 1995 and trading volume has averaged approximately 1,000 shares per week. There can be no assurance that an active trading market will develop or, if developed, will be maintained following the Offering.


                                   THE COMPANY

         The Bank was organized on April 4, 1988 and commenced business on July 20, 1989, with initial capital of $3.3 million. The Company, which was formed to be the Bank's holding company, acquired all of the outstanding capital stock of the Bank pursuant to a plan of share exchange, on August 15, 1996.

         The Company's market area is in the Peninsula Region of Virginia, which lies east of Richmond, north of the James River and south of the Rappahannock River. The principal office of the Company and the Bank is in Gloucester, Virginia. In addition to the main office in Gloucester County, the Bank currently operates branch offices in Williamsburg, Charles City County, Newport News and Glenns (northern Gloucester County). The opening dates of the branch offices were as follows: Williamsburg, November 1992; Charles City County, April 1994; Newport News, June 1995; and Glenns, January 1997. Each branch office is a full-service facility offering a full range of deposit and loan products, and each is equipped with an ATM. There are extended lobby hours and drive-in windows at all locations. The Bank plans to open a branch office in Hampton, Virginia, to complement its Newport News office, and is currently evaluating available sites, although there can be no assurance that this branch will be opened in accordance with the Company's current plan.

         At June 30, 1996 the Bank held approximately 23.0% of bank deposits in Gloucester County, approximately 8.1% of the bank deposits in Williamsburg and 1.0% of the bank deposits in Newport News. The Company is the only depository institution with an office in Charles City County. Deposits in the Charles City County branch office totaled $11.0 million at March 31, 1997.

         The Bank is a community-oriented bank that provides a broad range of banking services to small and medium-sized businesses and individuals. The Bank strives to provide its customers with products and services comparable to those offered by regional banks, while focusing on the enhanced customer service that smaller customers often do not receive at larger banks. The Bank's lending activities include commercial, real estate and consumer loans.

         The Bank has become a leading community bank in the Peninsula Region of Virginia by building a strong local ownership base and by developing a community-based branch banking network. The Bank has experienced significant growth since opening. At March 31, 1997, the Company had $138.4 million in assets, $122.6 million in deposits and $93.9 million in net loans. Management believes that the current banking environment favors community-based lenders emphasizing smaller loans. Accordingly, the Bank has developed a full range of loan products and deposit products for small and medium-sized businesses and individuals. The Bank's loan portfolio at March 31, 1997, consists of 66% real estate loans (of which 10.5% are construction loans representing 6.8% of total loans), 11% commercial loans and 23% installment loans. The Bank's real estate loans include residential real estate loans and home equity lines, construction loans and commercial mortgage loans. See "Business-Lending Activities."

         The Company's senior management has an average of 26 years of banking experience and has been with the Company since its inception as a state chartered bank. The Company believes it has hired and retained experienced employees whose banking backgrounds have helped the Company deliver excellent customer service and develop and retain a highly trained professional staff.

         At March 31, 1997, the Company's total capital, which included no subordinated debt or debentures, was $14.7 million or 10.60% of total assets.

         The Company and the Bank are subject to regulation by the Board of Governors of the Federal Reserve (the "Federal Reserve") and the Bureau of Financial Institutions of the SCC. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum of $100,000 for each insured depositor.

         The Company's principal executive offices are located at 7171 George Washington Memorial Highway, Gloucester, Virginia 23061. The telephone number at that location is (804) 693-0628.

                               RECENT DEVELOPMENTS


         For the quarter ended June 30, 1997, total assets increased to $148.0 million, compared to $138.4 million at March 31, 1997, and $119.7 million at June 30, 1996. Total deposits increased to $131.6 million at June 30, 1997 compared to $122.6 million and $105.0 million at March 31, 1997 and June 30, 1996, respectively. Net income for the second quarter of 1997 declined to $349,000, compared to $415,000 for the first quarter of 1997 and $371,000 for the second quarter of 1996. The decline in earnings resulted from an increase in non-interest expense, which was partially offset by increases in net interest income and non-interest income.


         Non-interest expense for the second quarter totaled $1.42 million, compared to $1.26 million for the first quarter of 1997 and $1.0 million for the second quarter of 1996. The increase in non-interest expense resulted from costs incurred in connection with opening the Company's fifth banking office and new operations center during the first quarter of 1997, the full impact of which was not realized until the second quarter. In addition, the capitalization of improvements and furniture, fixtures and equipment relating to the new branch and operations center resulted in increased depreciation expense of approximately $12,000 per month. In May the loan loss provision was increased by $12,000 per month due to increased loan volume, resulting in a $24,000 increase in the second quarter of 1997.

                                 USE OF PROCEEDS

         The Company intends to use the net proceeds from the shares of Common Stock offered hereby (estimated at $2,920,500, after deduction of the underwriting discount and other expenses of the offering of approximately $50,000) for general corporate purposes, including financing the opening of future branches and to support the growth of assets and deposits. Additional capital is expected to allow the Company to grow internally and through new branches to support greater loan and deposit volumes. Any proceeds received by the Company upon the exercise of the Underwriter's over-allotment option will also be used for general corporate purposes and for financing future growth.


                             MARKET FOR COMMON STOCK

         The Common Stock of the Company or the Bank has been quoted on the Nasdaq SmallCap Market continuously since September 20, 1995. There has been limited trading volume in the Common Stock, with trading volume averaging approximately 1,000 shares per week since September 1995. During the period September 20, 1995 to August 14, 1996 the Bank's Common Stock traded under the symbol "PNTB". Since the consummation of a plan of share exchange on August 15, 1996 pursuant to which the Company became the Bank's holding company, the Company's Common Stock has traded under the symbol "MABG". Prior to September 20, 1995 the Common Stock traded sporadically in the over-the-counter market, and such trades may not have accurately reflected the fair market value of the Common Stock. On June 30, 1997, the Company had 902 shareholders of record.


         The following table sets forth the high and low sales prices of the Common Stock for the period January 1, 1995 to July 24, 1997.

                                                         High          Low
           1997
           Third Quarter (through July 24, 1997).....   $23.00        $23.00
           Second Quarter............................    26.00         23.00
           First Quarter.............................    26.00         23.00

           1996
           Fourth Quarter............................   $26.00        $21.00
           Third Quarter.............................    25.00         20.00
           Second Quarter............................    25.00         22.00
           First Quarter.............................    23.50         18.50

           1995
           Fourth Quarter............................   $21.50        $19.00
           Third Quarter.............................    22.00         17.00
           Second Quarter............................    17.50         16.50
           First Quarter.............................    17.00         16.00


                              DIVIDEND INFORMATION

         The Company or the Bank has paid annual dividends as follows: $.25 per share in 1997; $.12 per share in 1996; $.10 per share in 1995; and $.06 per share in 1994. No dividends were paid by the Bank prior to 1994. The Company currently intends to continue to pay annual cash dividends on the Common Stock. However, the payment of dividends is at the discretion of the Board of Directors, and is subject to various state and federal regulatory limitations and is dependent upon the overall performance and capital requirements of the Company. Holders of Common Stock are entitled to receive such dividends as are declared by the Company's Board of Directors. See "Description of Capital Stock" and "Business-Supervision and Regulation."

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at March 31, 1997, and as adjusted as of that date for the issuance of the shares of Common Stock offered hereby. The information below should be read in conjunction with the detailed information and financial statements, and the notes related thereto, included in this Prospectus.




                                                                                 At March 31, 1997
                                                               -----------------------------------------------------
                                                                   Actual        Adjustments(1)      As Adjusted
Stockholders' equity:
     Common Stock, $5.00 par value;
     10,000,000 shares authorized;
     944,333 shares issued; 1,074,333
     shares issued, as adjusted...........................          $4,721,665         $  650,000       $ 5,371,665
Organizers' stock options.................................               7,380                                7,380
Capital surplus...........................................           6,693,925          2,270,500         8,964,425
Retained earnings.........................................           3,585,363                            3,585,363
Unrealized loss on securities available for sale..........           (344,318)                            (344,318)
                                                                     ---------         ----------       -----------
Total stockholders' equity................................         $14,664,015         $2,920,500       $17,584,515
                                                                   ===========         ==========       ===========

---------------

(1)      Adjustments due to offering.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated. This discussion should be read in conjunction with the Summary Financial Data, the Company's Consolidated Financial Statements and the Notes thereto, and other financial data appearing elsewhere in this Prospectus.

         The Consolidated Financial Statements include the financial information of the Company and the Bank. As a result of a share exchange completed in August, 1996, the Company became the parent corporation of the Bank; however, the Bank represents more than 99.0% of the Company's activities. Therefore, comparative discussions of consolidated versus non-consolidated financial statements are unnecessary.

Overview

         After organizing in 1988 and opening in July 1989, the Bank has posted consistent increases in assets, deposits, and profitability. The Bank's asset growth has exceeded 25% in each of its seven full years of operation. Earnings of $1.5 million in 1996 represented the seventh consecutive year of increased income. Asset growth also evidenced strong performance. In 1996 the Company's total assets increased to $136.4 million which represented a $28.1 million increase, or 25.9% over year-end 1995. The primary source of this growth was an increase in total deposits of $26.4 million (28.1%). Employment of these new resources was accomplished through increases in the loan portfolio and investment securities account of $21.4 million (30.8%) and $2.5 million (10.1%), respectively. Loan demand was strong throughout 1996. Growth of 47.5% in interest bearing demand deposits (NOW and Money Market accounts) was the primary contributor to the Company's increase in deposits during the year. These transaction accounts had a year end balance of $26.0 million.


        The Company had net income of $1.5 million in 1996, a 49.9% increase over 1995 net income of $1.0 million. On a pre-tax basis, net income for 1996 was $2.3 million, a 62.1% increase over 1995 pre-tax income of $1.4 million. A common measure of a bank's performance is return on average total assets ("ROA"). The Company's ROA for 1996 was 1.3%, a 17% increase over the Company's 1995 ROA of 1.1%. The Company believes that this increase represents a continuation of the Company's trend of improving earnings every year since opening, both in absolute dollars and in the ROA ratio. The improvement in ROA has facilitated an increasing return on average equity ("ROE"), despite a conservative leverage ratio. In 1996 the Company's ROE was 10.9%, compared to 10.4% in 1995.


         Net income for the three months ended March 31, 1997 was $415,000, compared to $345,000 for the same period in 1996. Total assets, deposits and net loans at March 31, 1997 exceeded their respective December 31, 1996 balances.

Results of Operations

         The Company's sole subsidiary, the Bank, operates by attracting deposits from the general public and employing such deposit funds in the purchase of investment securities and the making of commercial, consumer, and residential construction and permanent mortgage real estate loans. Revenues are derived principally from interest on loans and investments. The Company's major expense is interest paid on deposits.

Net Interest Income

         Net interest income represents the principal source of earnings for the Company. Net interest income equals the amount by which interest income exceeds interest expense. Earning assets consist primarily of loans and securities, while deposits represent the major portion of interest-bearing liabilities. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income. Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets.

         The following table presents the average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity, and the related income, expense, and corresponding weighted average yields and costs. The average balances used for the purposes of these tables and other statistical disclosures were calculated by using the daily average balances.


   Average Balances, Interest Income and Expenses, Average Yields and Rates(1)

                                       Three Months Ended
                                           March 31,                                  Year Ended December 31,
                                   ---------------------------  --------------------------------------------------------------
                                              1997                             1996                           1995
                                           ----------                      -----------                    -----------

                                              Interest                        Interest                        Interest
                                     Average   Income/ Yield/       Average    Income/    Yield/    Average    Income/  Yield/
                                     Balance   Expense   Rate       Balance    Expense      Rate    Balance    Expense   Rate
                                     -------   -------   ----       -------    -------      ----    -------    -------   ----

                                                                                                      (Dollars in Thousands)


Assets:
Interest earning assets:
  Federal funds sold.............    $2,662         36  5.41%        $4,153       $231    5.56%     $ 6,445  $   378    5.87%
   Securities:  (2)..............
    U.S. Treasury  obligations...       604         11  7.28%            61          5    8.20%           -        -        -
    U.S. government agency
       and corporate obligations.    20,129        376  7.47%        17,930      1,291    7.20%      13,642      894    6.55%
     Other securities ...........     7,642        123  6.46%         6,562        437    6.66%       4,551      299    6.57%
                                     ------        ---               ------     ------              -------   ------
       Total securities..........    28,375        510  7.18%        24,553      1,733    7.06%      18,193    1,193    6.56%
     Loans (3)...................    93,472      2,413 10.33%        81,323      8,689   10.68%      61,703    6,653   10.78%
                                     ------      -----               ------     ------              -------   ------
Total interest-earning assets....   124,509      2,959  9.51%       110,029     10,653    9.68%      86,341    8,224    9.53%
Noninterest-earning assets:
  Cash and due from banks........     3,869                           3,797                           2,721
  Other assets...................     7,387                           5,526                           4,301
  Less: allowance for loan
  losses.........................   (1,142)                           (985)                           (796)
  Deferred loan fees.............     (482)                           (431)                           (375)
                                      -----                        --------                         -------
Total noninterest-earning
     assets......................     9,632                           7,907                           5,851
                                                                   --------                         -------
Total assets.....................  $134,141                        $117,936                         $92,192
                                   ========                        ========                         =======

Liabilities and
 shareholders' equity:
Interest bearing liabilities:
 Deposits:
     Interest bearing demand.....   $21,923      $ 191  3.48%      $ 21,471   $    690    3.21%    $ 16,600   $  523    3.15%
     Savings.....................    14,994        105  2.80%        10,710        357    3.33%       9,018      303    3.36%
     Other time..................    66,168        904  5.46%        57,115      3,301    5.78%      45,302    2,632    5.81%
                                     ------        ---               ------     ------              -------   ------
     Total interest bearing
     deposits....................   103,085      1,200  4.66%        89,296      4,348    4.87%      70,920    3,458    4.88%
  Short-term borrowings..........       250          2  4.00%           233          9    3.86%         197        8    4.06%
  Long-term debt.................        42          1  4.76%            50          3    6.00%          61        3    4.92%
                                         --          -               ------     ------              -------   ------
Total interest-bearing
liabilities......................   103,377      1,203  4.65%        89,579      4,360    4.87%      71,178    3,469    4.87%
Noninterest-bearing
liabilities:
  Demand deposits................    15,000                          13,514                          10,132
  Other liabilities..............       943                             785                           1,017
                                        ---                        --------                         -------
Total noninterest-bearing
  liabilities....................    15,943                          14,299                          11,149
                                    -------                        --------                         -------
Total liabilities................   119,320                         103,878                          82,327
Shareholders' equity.............    14,821                          14,058                           9,865
                                     ------                        --------                         -------
Total liabilities and
  shareholders' equity...........  $134,141                        $117,936                         $92,192
                                   ========                        ========                         =======
Interest spread (4)..............                       4.86%                             4.81%                         4.66%
Net interest margin (5)..........               $1,756  5.64%                   $6,293    5.72%               $4,755    5.51%
                                                ======                          ======                        ======




                                     Year Ended December 31,
                                  --------------------------------
                                                1994
                                           ------------

                                               Interest
                                    Average    Income/    Yield/
                                    Balance    Expense      Rate
                                    -------    -------      ----
Assets:
Interest earning assets:
  Federal funds sold.............    $ 3,546    $  144     4.06%
   Securities:  (2)..............
    U.S. Treasury obligations....          -         -         -
    U.S. government agency
       and corporate obligations.      9,049       521     5.76%
     Other securities ...........      3,614       200     5.53%
                                     -------    ------
       Total securities..........     12,663       721     5.70%
     Loans (3)...................     46,905     4,786    10.20%
                                     -------    ------
Total interest-earning assets....     63,114     5,651     8.95%
Noninterest-earning assets:
  Cash and due from banks........      2,832
  Other assets...................      3,134
  Less: allowance for loan
  losses.........................      (599)
  Deferred loan fees.............      (335)
                                     -------
Total noninterest-earning
     assets......................      5,032
                                     -------
Total assets.....................    $68,146
                                     =======

Liabilities and
 shareholders' equity:
Interest bearing liabilities:
 Deposits:
     Interest bearing demand.....    $18,373    $  586     3.19%
     Savings.....................      7,936       266     3.35%
     Other time..................     26,735     1,260     4.74%
                                     -------    ------
     Total interest bearing
     deposits....................     53,044     2,112     3.98%
  Short-term borrowings..........        125         4     3.20%
  Long-term debt.................         72         4     5.56%
                                     -------    ------
Total interest-bearing
liabilities......................     53,241     2,120     3.98%
Noninterest-bearing
liabilities:
  Demand deposits................      7,485
  Other liabilities..............        481
                                     -------
Total noninterest-bearing
  liabilities....................      7,966
                                     -------
Total liabilities................     61,207
Shareholders' equity.............      6,939
                                     -------
Total liabilities and
  shareholders' equity...........    $68,146
                                     =======
Interest spread (4)..............                          4.97%
Net interest margin (5)...........              $3,531     5.59%
                                                ======

--------------

(1)    Income and yields are computed on a tax-equivalent basis.
(2) Includes investment securities and securities available for sale. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Securities."

(3) Non-Accrual Loans are included in the average loan balances, and income on such loans is recognized on a cash basis.


(4) Interest spread is the average yield earned on earning assets less the average rate incurred on interest-bearing liabilities.


(5) Net interest margin is tax equivalent net interest income expressed as a percentage of average earning assets.

         Total interest and fee income from loans and investments for 1996 was $10.7 million compared to $8.2 million in 1995, a 29.5% increase. This was accomplished through an increase in average total earning assets from $86.3 million for 1995 to $110.0 million for 1996. As a percentage of average total assets, earning assets remained relatively constant, declining slightly from 93.7% in 1995 to 93.3% in 1996. Total interest expense increased $890,600 (25.7%) in 1996 to a total of $4.4 million.

         Net interest income increased by $1.5 million (32.4%) in 1996. The net interest margin increased in 1996 to 5.72% from 5.51% in 1995. Expected pressure on the net interest margin during 1995 occurred throughout the first half of the year, as a result of downward repricing of loans and aggressive pricing of deposits in anticipation of loan demand from the Newport News branch, which opened in mid-1995. The Bank's net interest margin stabilized in July 1995 and improved steadily during the balance of 1995 and 1996 as a result of improved yields in its loan portfolio, as a significant volume of three year balloon mortgage loans repriced during the second half of 1995 and 1996, resulting in rate increases ranging from 50 to 150 basis points. The Company also enjoyed an increased average yield on its investment portfolio of approximately 50 basis points in 1996.


         Net interest income was $1.8 million for the three months ended March 31, 1997, compared to $1.4 million for the same period in 1996. Average total interest-earning assets were $124.5 million for the three months ended March 31, 1997, compared to $99.1 million for the three months ended March 31, 1996 and $110.0 million for the year ended December 31, 1996.


         Net interest income is affected by changes in both average interest rates and average volumes of interest earning assets and interest-bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to changes in the volume of interest-bearing assets and liabilities, and the amount of the change that can be attributed to changes in interest rates. The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.


                            Volume and Rate Analysis

                                           Three Months Ended
                                               March 31,                            Year Ended December 31,
                                      -------------------------------------------------------------------------------------
                                         1997 Compared to 1996        1996 Compared to 1995        1995 Compared to 1994
                                         ---------------------        ---------------------        ---------------------

                                             Change Due To:               Change Due To:               Change Due To:
                                             --------------               --------------               --------------
                                        Volume      Rate       Net   Volume      Rate       Net   Volume      Rate       Net
                                        ------      ----       ---   ------      ----       ---   ------      ----       ---
                                                                      (Dollars in Thousands)
Interest Income:
Federal funds sold...................   $(2)        $(3)      $(5)   $(128)     $(19)    $(147)     $234       $83      $234
Securities:
   U.S. Treasury Obligations.........     11           -        11        5         -         5        -         -         -
   Obligations of U.S. government
      agencies and corporations......     67          26        93      302        95       397      294        79       373
   Other.............................     18         (5)        13      134         4       138       57        42        99
                                          --         ---        --      ---         -       ---       --        --        --
     Total securities................     96          21       117      441        99       540      351       121       472
Loans................................    513        (82)       431    2,097      (61)     2,036    1,582       285     1,867
                                         ---        ----       ---    -----      ----     -----    -----       ---     -----
   Total interest income.............    607        (64)       543    2,410        19     2,429    2,084       489     2,573
                                         ---        ----       ---    -----        --     -----    -----       ---     -----

Interest Expense:
Deposits:
   Interest bearing demand...........     35          18        53      157        10       167     (56)       (7)      (63)
   Savings...........................     36        (10)        26       57       (3)        54       36         1        37
   Other time........................    176        (49)       127      683      (14)       669    1,035       337     1,372
                                         ---        ----       ---      ---      ----       ---    -----       ---     -----
     Total deposits..................    247        (41)       206      897       (7)       890    1,015       331     1,346
Short-term borrowing.................      -           -         -        1         -         1        3         1         4
Long-term debt.......................      -           -         -        -         -         -      (1)         -       (1)
   Total interest expense............    247        (41)       206      898       (7)       891    1,017       332     1,349
                                         ---        ----       ---      ---       ---       ---    -----       ---     -----
Increase (decrease) in net interest
  income.............................   $360       $(23)      $337   $1,512       $26    $1,538   $1,067      $157    $1,224
                                        ====       ====       ====   ======       ===    ======   ======      ====    ======




Interest Sensitivity

         An important element of both earnings performance and the maintenance of sufficient liquidity is management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities that mature or reprice in a specific time interval. The gap can be managed by repricing assets or liabilities, by selling securities or loans held for sale, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to mitigate the impact on net interest income of rapid changes in market interest rates.

         The Company evaluates interest sensitivity risk and then formulates plans regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest sensitivity risk. These guidelines are based on management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.


         The following table illustrates the interest sensitivity gap position of the Company at March 31, 1997. It summarizes the contractual repayment terms or nearest repricing dates of the Company's interest-earning assets and interest-bearing liabilities. This table presents the position that existed on one particular day. This position changes continually and is not necessarily indicative of the Company's position at any other time.


                                           Interest Sensitivity Analysis(1)

                                                                 Maturing or Repricing In:
                                        ----------------------------------------------------------------------------
                                                 Within     90-365          1-5               Over
                                                90 Days      Days          Years           5 Years            Total
                                                -------      ----          -----           -------            -----
                                                                  (Dollars in Thousands)

Interest Earning Assets:
   Federal funds sold...............            $ 4,423      $    -         $     -         $     -         $  4,423
   Investment securities............                  -         130           2,570          25,071           27,771
   Loans............................             36,873       2,947          54,613           1,142           95,575
                                                -------      ------         -------         -------         --------
      Total interest-earning assets.            $41,296      $3,077         $57,183         $26,213         $127,769
                                               ========     =======        ========         =======         ========
Interest Bearing Liabilities:
   Deposits:
       Interest bearing demand
       deposits.....................             11,170           -               -               -           11,170
       MMDAs and other savings......             25,715           -               -               -           25,715
       Time deposits $100,000
         and over...................              1,064       5,683           4,269               -           11,016
       Other time deposits..........              6,332      26,339          24,948               -           57,619
   Other borrowed money.............                332          10              27               -              369
                                                -------      ------         -------         -------         --------
       Total interest-bearing
         liabilities................            $44,613     $32,032         $29,244        $      -         $105,889
                                               ========     =======        ========         =======         ========

Period gap..........................           $(3,317)    $(28,955)        $27,939         $26,213         $ 21,880
Cumulative gap......................           $(3,317)    $(32,272)        $ 4,333)        $21,880
Cumulative gap as a percent of total
   earning assets...................            (2.60%)     (25.26%)         (3.39%)         17.12%

---------------

(1) The amounts shown for loans have not been reduced by the allowance for loan losses or unearned income, which were approximately $1.2 million and $493,000, respectively, at March 31, 1997.




         The Bank had $32.3 million more in liabilities than assets that repriced within one year and was, therefore, in a liability-sensitive or negative gap position for this interval at March 31, 1997. Positive gaps can affect earnings adversely in a period of declining rates, while negative gaps can adversely impact earnings in a period of rising rates. The negative gap in the one year interval is outside of the range that the Company's management considers acceptable. However, a mitigating factor is the $36.9 million in interest bearing demand deposits, MMDAs and other savings accounts that have demonstrated less sensitivity to changes in market interest rates. Rates offered by the Company on interest bearing demand deposits, MMDAs and other savings accounts did not change between January 1, 1994 and March 31, 1997. Balances in these accounts have demonstrated a continuous although gradual increase since January 1, 1994. Fluctuations in average rates paid over such period are attributable to a tiered rate structure and changes in the mix of higher and lower balance accounts. Therefore, although these accounts are subject to immediate withdrawal and are repricable on an immediate basis, their historical interest rate sensitivity has been consistently less than both time certificates of deposit and interest rate sensitive assets. The Bank manages interest rate risk by monitoring the balances, rates, and maturities of interest rate sensitive assets and liabilities.

Securities

         The Company's securities portfolio serves several purposes. Portions of the portfolio are held as investments, while the remaining portions are used to assist the Company in liquidity and asset liability management.

         In June, 1993, the Financial Accounting Standards Board adopted FASB 115, which changes the manner in which financial institutions classify and account for their investment securities for fiscal years beginning after December 15, 1993. In response to this rule change, as of January 1, 1994, the Company revised its investment securities policy and divided its investment securities portfolio into two components, (i) securities held to maturity and
(ii) securities available for sale. The new investment securities policy resulted in a classification at December 31, 1994 of $8.7 million of investment securities to securities available for sale. The remaining $4.3 million of investment securities were classified as held to maturity. This classification had no material effect on the Company's financial condition or results of operations in the year ended December 31, 1994. Management elected in December 1995 to classify the entire portfolio as available for sale.

         Securities  are   classified  as  securities   held  to  maturity  when
management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as securities available for sale. Unrealized gains and losses on securities available for sale are recognized as direct increases or decreases in shareholders' equity. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The Company's recent purchases of investment securities have generally been limited to securities of high credit quality with short to medium term maturities.

         The following table summarizes the book value of the Company's investment securities at the dates indicated.



                                               Securities Portfolio

                                                         March 31,                         December 31,
                                                       -------------------------------------------------------------
                                                            1997                1996            1995           1994
                                                            ----                ----            ----           ----
                                                                          (Dollars in Thousands)
U.S. Treasury securities...........................          $    635       $    535        $      -       $      -
U. S. government agencies and corporations.........            16,878         15,651          12,967          6,798
State and local governments........................             7,308          7,467           5,860          3,527
Mortgage-backed securities.........................             3,131          3,195           5,613          2,644
Other securities...................................               343            343             289            213
Marketable equity securities.......................                 -            351               -              -
Unrealized gain (loss) on securities available
  for sale.........................................             (523)          (245)              63          (223)
                                                             --------       --------        --------       --------

         Total securities..........................          $ 27,771       $ 27,297        $ 24,792       $ 12,959
                                                             ========      =========         =======       ========


         The book value and weighted average yield of the Company's investment securities at March 31, 1997, by contractual maturity, are reflected in the following table. Actual maturities will differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                Amount and Average Yield of Investment Securities

                                                     Amount     Average Yield
                                                     ------     -------------
                                                       (Dollars in Thousands)

         Due in one year or less..................    $    130          5.58%
         Due after one year through five years....       2,768          5.62%
         Due after five years through ten years...      10,895          7.17%
         Due after ten years......................      14,158          7.56%
         Federal Reserve Bank stock...............         343          6.00%
         Marketable equity securities ............           -          -
                                                      --------
            Total securities......................    $ 28,294          7.19%
                                                      ========

Loan Portfolio

         The Company is an active lender with a loan portfolio that includes commercial and residential mortgages, commercial loans, consumer installment loans, real estate construction loans and home equity loans. See "Business-Lending Activities." The Company's lending activity extends to individuals and small and medium-sized businesses within its primary service area which is predominately the Peninsula Region of Virginia. Consistent with its focus on providing community-based financial services, the Company does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area.

         Net loans consist of total loans minus unearned income and the allowance for loan losses. Net loans were $91.0 million at December 31, 1996, an increase of $21.4 million from December 31, 1995. At December 31, 1995, net loans were $69.6 million, which was an increase over 1994 of approximately $16.0 million. At March 31, 1997, net loans had increased to $93.9 million.


         The following table summarizes the Company's loan portfolio for the periods indicated.

                                 Loan Portfolio


                                                      March 31,                    December 31,
                                                    --------------    ----------------------------------------
                                                        1997                   1996         1995         1994
                                                        ----                   ----         ----         ----
                                                                     (Dollars in Thousands)
Commercial mortgage..........................           $20,267             $19,622      $10,581      $ 8,377
Residential mortgage.........................            26,008              25,056       21,609       17,560
Home equity..................................            10,057               9,318        7,742        5,871
Construction.................................             6,453               6,915        6,806        6,024
Commercial...................................            10,535              10,292        6,534        4,057
Installment..................................            21,797              20,848       16,854       12,391
All other....................................               458                 522          717          392
                                                        -------             -------      -------      -------
  Total loans................................            95,575              92,573       70,843       54,672
Less:  unearned income.......................               493                 483          421          355
Less:  allowance for loan losses.............             1,196               1,112          866          713
                                                        -------             -------      -------      -------
  Loans, net.................................           $93,886             $90,978      $69,556      $53,604
                                                        =======             =======      =======      =======


         The following table summarizes the contractual repayment terms of the Company's fixed rate loans and the repricing characteristics of its adjustable rate loans at the dates indicated.


                        Loan Portfolio Maturity Schedule

                                                         March 31,                     December 31,
                                                       --------------- ----------------------------------------------
                                                            1997                 1996           1995            1994
                                                            ----                 ----           ----            ----
                                                                          (Dollars in Thousands)

Fixed rate loans with a remaining maturity of:
   Three months or less...........................             $1,225          $2,161         $3,159          $1,776
   Over three months through 12 months............              2,913           2,280          3,941           2,966
   Over one year through five years...............             21,755          20,471         10,553           7,012
   Over five years................................              1,142           1,344            557             593
                                                               ------          ------         ------          ------
     Total fixed rate loans.......................             27,035          26,256         18,210          12,347
                                                               ------          ------         ------          ------

Floating rate loans with a repricing frequency of:
   Quarterly or more frequently...................             35,150          34,114         25,812          19,529
   Annually or more frequently, but less frequently
     than quarterly...............................                 34             157          6,005           3,609
   Every five years or more frequently, but less
     frequently than annually.....................             32,858          31,856         20,679          19,162
   Less frequently than five years................                  -               -              -               -
                                                               ------          ------         ------          ------
     Total floating rate loans....................             68,042          66,127         52,496          42,300
   Non-accrual loans..............................                498             190            137              25
                                                               ------          ------         ------          ------
         Total loans..............................             95,575          92,573         70,843          54,672
                                                               ------          ------         ------          ------

Less:
   Unearned income................................                493             483            421             355
   Allowance for loan losses......................              1,196           1,112            865             713
                                                                -----           -----            ---             ---

Total loans, net..................................            $93,886         $90,978        $69,556         $53,604
                                                              =======         =======        =======         =======



Asset Quality


         As of March 31, 1997 and at December 31, 1996, 1995 and 1994, all loans 90 days or more past due were on non-accrual status or adequately secured and in the process of collection. The Company discontinues accrual of interest when reasonable doubt exists about the full and timely collection of interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans have demonstrated a new period of improved performance and are estimated to be fully collectible as to both principal and interest.


         There were no restructured loans at March 31, 1997 or at December 31, 1996, 1995, or 1994. Restructured loans are defined as those loans on which concessions in terms have been granted because of a borrower's financial difficulty.

         The following table summarizes non-performing assets at the dates indicated.



                              Non-Performing Assets

                                                           March 31,                    December 31,
                                                         ------------------------------------------------------------
                                                              1997                1996           1995           1994
                                                              ----                ----           ----           ----
                                                                           (Dollars in Thousands)
Loans accounted for on a non-accrual basis..............           $498           $190           $137            $25
Loans contractually past due 90 days or more as to
   interest or principal payments (not included in
   non-accrual loans above).............................             56             88             71             35
Loans restructured and in compliance with modified
   terms (not included in non-accrual loans or loans
   contractually past due 90 days or more above)........              -              -              -              -
Other real estate owned.................................             31              -              -              -
                                                                     --             --             --             --

   Total................................................           $585           $278           $208            $60
                                                                   ====           ====           ====            ===


         Approximately $9,200 and $8,300 of interest income would have been recorded in 1996 and the three months ended March 31, 1997, respectively, if non-accrual loans had been current and the interest thereon had been accrued.


         During 1996 the Company provided $380,000 to the allowance for loan losses. This represents an increase of $92,000 over 1995. At year-end 1996 the allowance for loan losses equaled $1.1 million, or 1.2% of outstanding loans. Loans past due 30 days or more and still accruing interest totaled $2.1 million (2.3% of outstanding loans) compared to 1.6% at December 31, 1995. Non-accrual loans at year-end 1996 totaled $190,000. Net charge-offs for 1996 were $134,000 compared to $135,000 in 1995. Non-accrual loans increased to $498,000 at March 31, 1997, primarily as a result of two loans, secured by real estate, to two different borrowers, one of whom has filed for protection under bankruptcy statutes. The provision for loan losses was $93,000 in the first quarter of 1997.

         Credit decisions continue to be based on the borrower's cash flow, the value of underlying collateral, and the integrity of the borrower. In the opinion of management, the provision charged to operations has been sufficient to absorb the current year's potential net loan losses while continuing to increase the allowance for loan losses as the Company's loan portfolio increases.

         An analysis of the allowance for loan losses, including charge-off activity is presented in the following table.



                                             Allowance for Loan Losses

                                                          March 31,                    December 31,
                                                       --------------------------------------------------------------
                                                            1997                 1996           1995            1994
                                                            ----                 ----           ----            ----
                                                                          (Dollars in Thousands)
Balance at beginning of period.......................           $1,112           $866           $713            $482

Charge-offs:
   Commercial mortgage...............................                -              -              -               -
   Residential mortgage..............................                -              9             15               -
   Real estate construction..........................                -              -              -               -
   Home equity.......................................                -              -              -               -
   Commercial........................................               13            134             13               5
   Installment and all other consumer loans..........                3             18            142              35
                                                                    --             --            ---              --
Total charge-offs....................................               16            161            170              40
                                                                    --            ---            ---              --

Recoveries on previous loan losses:
   Commercial mortgage...............................                -              -              -               -
   Residential mortgage..............................                -              -              -               -
   Real estate construction..........................                -              -              -               -
   Home equity.......................................                -              -              -               -
   Commercial........................................                3             12              4               -
   Installment and all other consumer loans..........                4             15             31              13
Total recoveries.....................................                7             27             35              13
                                                                     -             --             --              --

Net charge-offs......................................                9            134            135              27
Provision charged to operations......................               93            380            288             258
                                                                    --            ---            ---             ---
Balance at end of period.............................           $1,196         $1,112           $866            $713
                                                                ======         ======           ====            ====
Net charge-offs as a percent of average loans........             .01%           .16%           .22%            .06%
Total allowance as a percent of loans outstanding at
  period end.........................................            1.26%          1.21%          1.23%           1.31%


         For each period presented, the provision for loan losses charged to operations is based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management evaluates the Company's loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, previous loan loss experience with the borrower, the status of past due interest and principal payments on the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower.

Allocation of the Allowance for Loan Losses

         A breakdown of the allowance for loan losses is provided in the following table. However, such a breakdown has not historically been maintained by the Company and management does not believe that the allowance can be fragmented by category with a degree of precision that would be useful to investors. Due to the relatively small amounts of net loan losses over the past three years, the breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the character of future loan losses. The entire amount of the allowance is available to absorb losses in any category. The allowance is allocated below based primarily on the relative percent of loan losses in each category, which represents the expected and provided for inherent losses in the portfolio. In March 1997, the Company implemented a loan review process, which is being performed by an individual not involved in the Company's lending operations. The objective of the loan review process will be to assign every loan a credit quality rating, thereby enabling management to better assess the risk of loss within the Company's loan portfolio and to create a more accurate relationship between the allowance for loan losses and categories of loans.



                                   Three Months Ended
                                        March 31,                              Year Ended December 31,
                                  ---------------------- ---------------------------------------------------------------------
                                          1997                   1996                    1995                   1994
                                          ----                   ----                    ----                   ----
                                             Percentage             Percentage             Percentage              Percentage
                                             of Total               of Total               of Total                of Total
                                  Allowance    Loans     Allowance    Loans      Allowance   Loans      Allowance    Loans
                                  ---------    -----     ---------    -----      ---------   -----      ---------    -----
                                                                    (Dollars in Thousands)
Commercial mortgage..............   $   140       21%     $    133      21%         $  103    15%          $   88      15%
Residential mortgage.............        15       27            13      27               9    30                8      32
Real estate construction.........        61        7            56       8              43    10               36      11
Home equity......................        20       11            20      10              18    11               11      11
Commercial.......................       545       11           500      11             390     9              320       8
Installment and other consumer
  loans..........................       415       23           390      23             303    25              250      23
                                        ---       --           ---      --             ---    --              ---      --
   Total.........................    $1,196       100%      $1,112      100%          $866    100%           $713      100%
                                     ======                 ======                    ====                   ====


Non-interest Income

         Total non-interest income in 1996 was $624,000, a 30.8% increase over the previous year. In the first quarter of 1997, total non-interest income was $193,000, compared to $148,000 in the corresponding period of 1996. The primary source of non-interest income is service charges and fees related to deposit accounts. Certain fees were increased in the second half of 1996, but their beneficial impact was not material for the year. All service fees are reviewed frequently for the possibility of upward adjustment. The Company, however, strives to charge consistently lower service fees than its competition.

Non-interest Expense

         In the first quarter of 1997, total non-interest expense was $1.3 million, a 31.3% increase over the first quarter of 1996. Total non-interest expense of $4.2 million in 1996 represented a 20.0% increase over $3.5 million in 1995. The 1996 increase compared favorably with the 40.9% increase between 1994 and 1995. The impact of staffing and equipping the Company's fifth branch office began late in the fourth quarter of 1996 and continued during the first quarter of 1997, resulting in increased non-interest expense. Because staffing for the fifth branch office was phased in during the first quarter of 1997, the Company expects that quarterly non-interest expense for the balance of 1997 will be somewhat higher than in the first quarter. The primary cause for increased non-interest expense continues to be personnel expenses. Other personnel related expenses include furniture, fixtures and computer equipment related to increasing numbers of employees late in the fourth quarter of 1996. The increase from 1994 to 1995 was associated with opening the Bank's fourth office in June 1995. With no new offices opened until late 1996, non-interest expense grew at a slower rate than total assets, an indication of operational efficiencies. The extended hours of operation offered by the Bank have required and will continue to require expanded staffing. However, the Company believes that its commitment to customer service has enabled it to compete effectively against larger statewide and regional banks.

Deposits

         The Company's primary source of funds is deposit accounts, which include demand deposits, savings and money market accounts and other time deposits. The Company's deposits are primarily from individuals and businesses located within the Company's market.


         As shown below, average total deposits were $118.1 million for the three months ended March 31, 1997. Average total deposits grew by 26.8% during 1996, from $81.1 million to $102.8 million. Total deposits were $122.6 million at March 31, 1997, $120.5 million at December 31, 1996, $94.1 million at December 31, 1995 and $71.5 million at December 31, 1994. The average aggregate interest rate paid on deposits was 4.06% during the first quarter of 1997, compared to 4.23% in 1996, 4.27% for 1995 and 3.50% for 1994.

         The following table is a summary of average deposits and average rates paid.

                     Average Deposits and Average Rates Paid



                                       Three Months Ended
                                           March 31,                         Year Ended December 31,
                                      ---------------------------------------------------------------------------------
                                                 1997                1996                1995                1994
                                                 ----                ----                ----                ----
                                          Average    Average   Average   Average   Average   Average   Average   Average
                                          Balance     Rate     Balance    Rate     Balance    Rate     Balance    Rate
                                          -------     ----     -------    ----     -------    ----     -------    ----
                                                                      (Dollars in Thousands)
Non-interest bearing demand deposits      $15,000         -  $13,514         -   $10,132         -    $7,485         -
Interest bearing demand deposits...        21,923     3.48%   21,471     3.21%    16,600     3.15%    18,373     3.19%
Savings deposits...................        14,994     2.80%   10,710     3.33%     9,018     3.36%     7,936     3.35%
Time deposits......................        66,168     5.46%   57,115     5.78%    45,302     5.81%    26,735     4.74%
                                           ------             ------              ------              ------

   Total (weighted average rate)...      $118,085     4.06% $102,810     4.23%   $81,052     4.27%   $60,529     3.50%



         The following table is a summary of time deposits of $100,000 or more by remaining maturities at March 31, 1997.

                Maturities of Time Deposits of $100,000 and Over


                                                           Amount     Percent
                                                        (Dollars in Thousands)

         Three months or less.........................     $1,064       9.7%
         Three to six months..........................      2,105      19.1%
         Six to twelve months.........................      3,578      32.5%
         Over twelve months...........................      4,269      38.7%
                                                            -----      -----

      Total...........................................    $11,016     100.0%
                                                          =======     ======


         To the extent that deposits grow faster than loans, the Company intends to use these excess funds to purchase investment securities and other earning assets. Management will seek to control the growth of deposits in any new branches, as it does in its current operations, through interest rate management and marketing.

Capital Resources and Liquidity

         An assessment of the Company's capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance and changing competitive conditions and economic forces. The Company seeks to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

         The Company's capital position continues to exceed regulatory minimums. The primary indicators relied on by the Federal Reserve and other bank regulators in measuring strength of capital position are the Tier 1 Capital, Total Capital and Leverage ratios. Tier 1 Capital consists of common and qualifying preferred stockholders' equity less goodwill. Total Capital consists of Tier 1 Capital, qualifying subordinated debt and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets which consist of both on and off-balance sheet risks. See "Business-Supervision and Regulation--Capital."


         The following table shows the Company's risk-based capital ratios and shareholders' equity to total assets at March 31, 1997 and at December 31, 1996 and 1995.


                               Analysis of Capital


                                                Regulatory
                                                 Minimum      March 31,       December 31,
                                                 -------      ---------       ------------
                                                               1997        1996          1995
                                                               ----        ----          ----
      Capital Ratios:
      Risk-based capital:
        Tier 1                                      4.00%       15.07%      14.99%        18.28%
        Total                                       8.00        16.28       16.14         19.47
      Leverage                                      4.00        11.19       11.42         12.79
      Shareholders' equity to total assets           n/a        10.60       10.58         12.31


         Liquidity is provided through several sources. The source most readily convertible to cash is "Federal funds sold," or the overnight sale of excess reserves to other banks. The Company has adopted policy and procedure guidelines to comply with Regulation F of the Board of Governors of the Federal Reserve System regarding interbank liabilities risk, limiting the Company's exposure to credit risk in its dealings with correspondent banks. Sales of Federal funds averaged $4.2 million during 1996, down 34.4% from the $6.4 million average of 1995. Additional liquidity exists within the Company's investment account where $120,000 of securities mature within ninety days and $4.8 million of securities are callable within three months. The Company also maintains confirmed lines of credit with its primary correspondent banks to purchase Federal funds in amounts up to $5.4 million. The Company's ability to satisfy credit demands, routine deposit withdrawals, and other corporate needs is considered adequate. Management is not aware of any known trends, demands, events, commitments, or uncertainties that either will result or reasonably might result in a material decrease in liquidity.

Effects of Inflation

         Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, as illustrated by the Gap Analysis, in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses may be more directly affected by inflation.

                                    BUSINESS

General

         The Company is chartered under the laws of the Commonwealth of Virginia and headquartered in Gloucester, Virginia. The Company is the holding company for the Bank, which operates five full-service banking offices in Gloucester, Charles City County, Williamsburg, Newport News and Glenns (northern Gloucester County). The Bank opened for business in 1989 and at March 31, 1997, the Company had grown to $138.4 million in assets, $122.6 million in deposits and $14.7 million in stockholders' equity.

         The Bank is a community-oriented bank that provides a broad range of banking services to small and medium sized businesses and individuals located within its market area. These services include free consumer checking accounts, commercial checking accounts, savings programs, money market accounts, certificates of deposit, safe deposit facilities and automated teller facilities. Lending services include a variety of commercial, real estate, term and installment loans and consumer loan programs. Business lending emphasizes local companies seeking credit for working capital and the purchase of equipment, and on a term basis for physical facilities. Real estate lending emphasizes single family residential activity and includes home improvement loans, construction lending, and home equity lines of credit. The Bank also offers credit cards and related services to both individual and merchant accounts.

         The Bank offers a wide range of deposit accounts, including individual and commercial demand accounts, statement savings, interest checking and money market savings accounts, and fixed rate, fixed term certificates. Each of the Bank's offices offer extended lobby and drive-in hours and a 24 hour ATM. The Bank also offers traveler's checks, cashier's checks and money orders, U.S. savings bonds and withholding tax depository services.

         The Bank strives to provide its customers with the breadth of products and services comparable to a regional bank, while maintaining the quick response and high level of service of a community bank. To implement this strategy, the Company maintains an experienced, highly-trained professional staff. Senior management has an average of 26 years of banking experience.

         The Company intends to strengthen the Bank's position as a leading community bank in the Peninsula Region of Virginia by building a strong local ownership base and by further developing a community-based branch banking network. The Bank's identity as a community-oriented bank also defines its strategy for growth. Management believes that the general trend toward consolidation of the banking industry in the Bank's market area has created a niche for community-based lenders emphasizing smaller loans. To exploit this niche, management intends to continue to develop its community-based branch banking network in the Peninsula Region.

         The Company had 902 shareholders of record as of June 30, 1997, approximately 95% of whom reside in Virginia.

Market Area

         The Company's market area is in the Peninsula Region of Virginia, which lies east of Richmond, north of the James River and south of the Rappahannock River. The principal office of the Company and the Bank is in Gloucester, Virginia, while the Bank has branch offices in Glenns (northern Gloucester County), Charles City County and the cities of Newport News and Williamsburg.

         Gloucester County is primarily a residential area with a work force commuting to other cities and counties. Seafood and farming are the primary local industries. The company's offices in Gloucester County also draw customers from the adjacent counties of Mathews, Middlesex and King & Queen.


         The market area served by the Bank's Williamsburg branch office has been identified as primarily the City of Williamsburg and James City and York Counties. The City of Williamsburg is comprised of approximately nine square miles and is bordered by York County to the north and east and James City County to the south and west.


         The Bank's Charles City County branch office primarily serves that county. In addition, this branch attracts business from the New Kent County market. Both of these communities are rural in nature. The Bank is the only depository institution operating in Charles City County.

         The Newport News office opened in 1995. Newport News, which lies to the southeast of Williamsburg, has a population of approximately 175,000 and is dominated by the ship building, technology and manufacturing industries.

Future Plans

         The Company began construction of a permanent building for its Newport News branch office during the first half of 1997. The branch will be located at the corner of Thimble Shoals Boulevard and J. Clyde Morris Boulevard near the entrance to the Oyster Point Industrial Park. The Company acquired the land for its permanent Newport News branch site in 1996 at a cost of approximately $620,000. Construction costs for the branch building are expected to be approximately $850,000. The current operations for the Newport News branch are conducted in rented office space, with a lease that expires in October 1998.

         The Company plans to establish a branch office in Hampton, Virginia to complement its Newport News office and is currently evaluating available sites. Hampton lies immediately to the east of Newport News. Although plans are incomplete and subject to change, it is the Company's desire to open a branch office in Hampton, Virginia in the second half of 1998. There can be no assurance that the Company will be able to open this branch in accordance with its current plans.

         The Company expects to enter into an agreement, subject to state and federal regulatory approval, to acquire a 50% membership interest in Johnson Mortgage Company, L.L.C., which will be the successor to Johnson Mortgage Company ("Johnson Mortgage"), for a total of $500,000. Half the purchase price will be paid in cash and the other half will be paid in shares of the Company's common stock with a market value of $250,000 at the time of closing. Johnson Mortgage originates and sells long-term, fixed-rate mortgage loans, a product the Company has not previously offered. In 1996, Johnson Mortgage originated a total of $20.3 million of mortgage loans. Through the Bank, the Company will continue to originate fixed-rate and adjustable-rate mortgage loans.

         Johnson Mortgage has loan origination offices in Portsmouth and Newport News and currently leases space and originates loans in the Bank's Gloucester office. The Company anticipates that Johnson Mortgage Company, L.L.C. will sell substantially all of the mortgage loans it originates and will neither securitize loans it originates nor seek to acquire or create a portfolio of loan servicing rights. In contrast to the Company's historical mortgage lending operations, a mortgage banking operation, such as that operated by Johnson Mortgage, involves certain interest rate risks. Mortgage banking activities involve risks of loss if secondary mortgage market interest rates increase or decrease substantially while a loan is in the "pipeline" (the period beginning with the application to make or the commitment to purchase a loan and ending with the sale of the loan). In order to reduce this interest rate risk, the Company anticipates that Johnson Mortgage Company, L.L.C. will enter into forward sales commitments in an amount approximately equal to the closed loans held in inventory, plus a portion of the unclosed loans it has committed to make and which are expected to close.

Lending Activities

         The Bank's lending efforts are directed primarily to making loans to individuals and businesses in its market area. Consistent with its focus on providing community banking services, the Bank has not attempted to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside its primary market area. The Bank's legal lending limit was approximately $2.2 million at December 31, 1996. The Bank had approximately $13.0 million in loan commitments outstanding at December 31, 1996.

         Commercial Business Lending. The Bank's commercial loans are made primarily to service, retail and wholesale businesses for a variety of purposes, including short-term working capital loans, term loans and equipment financing loans. Pricing of commercial business loans is tied to the prevailing prime interest rate, at a factor over prime. Pricing decisions in individual cases are based on perceived credit risk and anticipated administrative costs. To the extent permissible, pricing on commercial loans also takes into account any depository relationship between the borrower and the Bank which, in many cases, can provide for a stable lending and depository relationship. Commercial loans were $10.5 million, or 11.0% of total loans at March 31, 1997.

         Commercial business loans generally have a higher degree of risk than residential mortgage loans, but also offer commensurately higher yields. Although the Bank typically looks to the borrower's cash flow as the principal source of repayment for such loans, the large majority of the Company's commercial loans are secured by assets, such as real estate, accounts receivable, inventory, and other forms of collateral. Real estate is the predominant type of collateral for the Bank's business loans. In addition, the Bank's commercial loans are generally personally guaranteed by the principals of the business.

         Commercial Mortgage and Construction Lending. Commercial mortgage loans were $20.3 million, or 21.2% of total loans at March 31, 1997, compared to $19.6 million, or 21.2% of total loans at December 31, 1996, and $10.6 million or 14.9% of total loans at December 31, 1995. In recent years larger banks in the Company's market area have demonstrated less interest in commercial mortgage lending, which has led to increased opportunities for the Company to originate loans of this type. The increase in commercial mortgage loans in 1996 was not a result of a deliberate strategy to seek additional credits in this category. The Bank operates under strict guidelines associated with commercial mortgages. Loans of $250,000 or greater require full certified commercial appraisals, complete with environmental impact studies. Loans must not exceed 75% of appraised value. The Company's commercial mortgage loans are predominantly owner-occupied properties and are not for speculative purposes. In general, the Bank does not originate permanent mortgage loans or construction loans on income producing properties such as apartments, shopping centers, hotels or office buildings that are not owner-occupied.

         At March 31, 1997, real estate construction loans comprised $6.5 million, or 6.8%, of total loans. The majority of construction loans are for one-family residences that are either pre-sold or contract homes with permanent financing pre-arranged. The Bank's construction loans for residential purposes are limited to situations where the borrower has a pre-approved take-out commitment for permanent financing. The Bank also obtains a first lien on the security property as collateral for its construction loans. The Bank primarily limits its lending activities to borrowers with demonstrated financial strength and makes speculative construction loans only on a limited basis to local builders. As a result of the Bank's strict underwriting standards, the Company has experienced modest losses involving its construction loan portfolio.

         Commercial mortgage and construction lending entail significant additional risk as compared with residential mortgage lending. Commercial mortgage and construction loans can involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the home under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To minimize risks associated with construction lending, the Bank limits loan amounts to 80% of appraised value on pre-sold homes in addition to its usual credit analysis of its borrowers. The Bank also obtains a first lien on the property as security for its construction loans. In addition, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of the related real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or the economy generally.

         Residential Mortgage Lending. The Company's residential real estate loan portfolio, which includes home equity lines, comprised approximately $36.1 million, or 37.7%, of total loans at March 31, 1997. The residential mortgage loans made by the Bank have a fixed interest rate for no more than 36 months and are limited to single family, owner-occupied residences within the Bank's market area. Additionally, residential mortgage loans are not made for principal amounts exceeding 80% of the appraised value of the underlying real estate.

         Consumer Lending. The Bank currently offers most types of consumer time and installment loans, including automobile loans and consumer credit through its Visa and MasterCard programs and its overdraft protection program. At March 31, 1997, the Company's installment loans comprised approximately $21.8 million, or 22.8%, of the total loan portfolio. The performance of the consumer loan portfolio is directly tied to and dependent upon the general economic conditions in the Company's market area.

         Credit Policies and Loan Administration. The Bank has adopted a comprehensive lending policy which includes underwriting standards for all types of loans and pricing guidelines. The Bank's policy specifies "permitted" loans, as well as "undesirable and prohibited" loans. Collateral requirements and maturity limits also are addressed. In an effort to manage risk, all credit decisions are made according to prescribed lending authorities for each loan officer and the Loan Committee of the Board of Directors. These lending authorities are approved by the full Board.

         The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceed an individual officer's lending authority the loan request must be approved by an officer with a higher lending limit or by the Loan Committee of the Board. The Bank has assigned a lending limit for the Loan Committee. Loans which would exceed the Loan Committee's assigned limit also must be approved by the Board of Directors.

         The Loan Committee of the Board of Directors meets monthly unless more frequent meetings are necessary. Mr. Farinholt, who also serves as the Bank's Senior Lending Officer, is not a member of the Loan Committee. Mr. Smith, whose primary responsibilities do not include loan origination, is a member of the Loan Committee.

         To promote the Company's business, the Bank has local boards associated with its branch offices in Williamsburg, Newport News and Charles City County. Each local board has a local loan committee. The Williamsburg, Newport News and Charles City local loan committees have the authority to approve real estate loans up to $350,000, $400,000 and $250,000, respectively. Lesser lending limits apply to loans that are unsecured or secured by collateral other than real estate. Either Mr. Farinholt or Mr. Smith attends each local board meeting at which local loan committee actions are reviewed, but neither is a member of any local loan committee. Loans approved by the local loan committees, within their respective lending limits, are reviewed, but are not normally re-approved by the Loan Committee of the Board of Directors.

         All loans to a particular borrower are reviewed each time the borrower requests a renewal or extension of any loan or requests an additional loan. All lines of credit are reviewed prior to renewal.

Competition

         In its market area, the Company is subject to intense competition from a number of local, regional and superregional banking organizations, along with other financial institutions and companies that offer financial services, such as savings and loan associations, credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies and other financial service enterprises. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to larger borrowers, relative lending limits. Many of the financial organizations in competition with the Company have much greater financial resources and larger branch networks than the Company. Certain of these institutions have significantly higher lending limits than the Bank and may provide various services for their customers, such as trust services, which the Bank does not presently offer to customers. In addition, there can be no assurance that additional financial institutions, with substantially greater resources than the Company, will not establish operations in the Bank's service area.

         The Company is one of 11 banking institutions with offices in Gloucester County, Williamsburg or Newport News. It is the only depository institution with a branch office in Charles City County. At June 30, 1996, the Bank held approximately 23.0% of the total bank deposits in Gloucester County, 100% in Charles City County and approximately 8.1% and 1.0%, respectively, in the cities of Williamsburg and Newport News.

         The Bank has enjoyed an excellent response from the communities in which it has opened offices. Management feels this success is due to many factors, including modern and well located branch offices, extended lobby hours, Saturday lobby hours, and ATMs which are actively utilized by both customers and non-customers of the Bank. The Bank pays competitive interest rates on its deposits.

Employees


         As of March 31, 1997, the Company employed a total of 99 individuals on a full-time basis, including its three executive officers, and nine individuals on a part-time basis. None of the Company's employees is represented by a union or covered by a collective bargaining agreement. Management considers employee relations to be good.

Properties

         The Company's headquarters is located at 7171 George Washington Memorial Highway. The property was purchased by the Company at a cost of $255,000. The total capitalized cost of the building and land improvements is $680,000.

         The Williamsburg branch office is located at 1031 Richmond Road. The total capitalized cost of the building and land improvements is approximately $610,000.

         The Charles City County branch office is located at 10000 Courthouse Road on approximately 1.7 acres in Charles City County. The property was purchased by the Company at a cost of $27,000. The total capitalized cost of the building and land improvements is approximately $663,000.

         The Newport News branch office is located in the Newport Square Shopping Center across from the Oyster Point Industrial Park. The branch office was leased and was already equipped for bank operations. The Company has leased the office for a term of three and one half years. The Company began construction of a permanent building for its Newport News branch office during the first half of 1997. The branch will be located at the corner of Thimble Shoals Boulevard and J. Clyde Morris Boulevard near the entrance to the Oyster Point Industrial Park. The Company acquired the land for its permanent Newport News branch site in 1996 at a cost of approximately $620,000. Construction costs for the branch building are expected to be approximately $850,000.

         In January 1997, the Company opened a fifth branch office at Glenns (northern Gloucester County). The office is on a 43 acre site that the Bank acquired in 1996 at a cost of $312,000. Building improvements for the Glenns branch office totaled approximately $1.2 million. The 43 acre site has been subdivided and the Company intends to market the portion of the property that is not used for Bank branch operations.

Legal Proceedings

         The Company is a party to various legal proceedings from time to time in the ordinary course of business. Based upon information currently available, management believes that such legal proceedings, if determined adversely to the Company, would not have a material adverse effect on the Company's business, financial position or results of operations.

Supervision and Regulation

         The discussion below is only a summary of the principal laws and regulations that comprise the regulatory framework applicable to the Company and the Bank. The descriptions of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, do not purport to be complete and are qualified in their entirety by reference to applicable laws and regulations.

         As a bank holding company, The Company is subject to regulation under the Bank Holding Company Act of 1956 (as amended, the "BHCA") and the examination and reporting requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the BHCA, a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of the voting shares or substantially all of the assets of any additional bank or merge or consolidate with another bank holding company without the prior approval of the Federal Reserve Board. The BHCA also generally limits the activities of a bank holding company to that of banking, managing or controlling banks, or any other activity which is determined to be so closely related to banking or to managing or controlling banks that an exception is allowed for those activities.

         As a state-chartered bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions (the "Virginia SCC"). The Bank is also subject to regulation, supervision and examination by the Federal Reserve Board and the Federal Deposit Insurance Corporation (the "FDIC"). State and federal law also govern the activities in which the Bank may engage, the investments it may make and the aggregate amount of loans that may be granted to one borrower. Various consumer and compliance laws and regulations also affect the Bank's operations.

         The earnings of the Bank, and therefore the earnings of the Company, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including those referred to above. The following description summarizes some of the state and federal laws to which the Company and the Bank are subject.

         The Virginia SCC and the Federal Reserve Bank of Richmond conduct regular examinations of the Bank, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, the Bank must furnish the Virginia SCC and the Federal Reserve with periodic reports containing a full and accurate statement of its affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

         Insurance of Accounts, Assessments and Regulation by the FDIC. The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC.

         For the semi-annual period beginning January 1, 1997, the assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution's capital position and other supervisory factors. However, because the legislation enacted in 1996 requires that both Savings Association Insurance Fund ("SAIF") insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation ("FICO"), the FDIC is assessing BIF-insured deposits an additional 1.30 basis points per $100 of deposits to cover those obligations.

         The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of the Bank's deposit insurance.


         Capital. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations they supervise. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit), of 8%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles ("Tier 1 capital"). The remainder may consist of certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 capital" and, together with Tier 1 capital, "total capital"). At March 31, 1997, the Company's Tier 1 capital and total capital ratios were 15.07% and 16.28%, respectively, and the Tier 1 and total capital ratios for the Bank were 15.09% and 16.29%, respectively.

         In addition, each of the Federal bank regulatory agencies have established minimum leverage capital ratio requirements for banking organizations. These requirements provide for a minimum leverage ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% for banks and bank holding companies that meet certain specified criteria. All other banks and bank holding companies will generally be required to maintain a leverage ratio of at least 100 to 200 basis points above the stated minimum. The Company's leverage ratio at March 31, 1997 was 11.19%, and the Bank's leverage ratio was 11.21%.

         The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a bank's capital adequacy. The Federal Reserve Board also has recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

         Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by Federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of Federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the SAIF or the BIF as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

         The Federal banking agencies also have broad powers under current Federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institution in question is well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized or critically undercapitalized, as defined by the law. As of March 31, 1997, the Company and the Bank were classified as well-capitalized.

         State regulatory authorities also have broad enforcement powers over the Bank, including the power to impose fines and other civil and criminal penalties, and to appoint a receiver in order to conserve the assets of any such institution for the benefit of depositors and other creditors.

         Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. Virtually all of the revenues of the Company result from dividends paid to the Company by the Bank. The Bank also is subject to state laws that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various general regulatory policies relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only if (1) the organization's net income available to common shareholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially impact the ability of the Bank to pay dividends.

         Community Reinvestment. The requirements of the Community Reinvestment Act ("CRA") are also applicable to the Bank. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. To the best knowledge of the Bank, it is meeting its obligations under the CRA. The Bank's CRA rating is "satisfactory".

         Interstate Banking and Branching. Current Federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state will be authorized to merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority prior to such date. States are authorized to enact laws permitting such interstate bank merger transactions prior to June 1, 1997, as well as authorizing a bank to establish "de novo" interstate branches. Virginia has enacted early "opt in" laws, permitting interstate bank merger transactions. Once a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable Federal or state law.

         Economic and Monetary Polices. The operations of the Company are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

                                   MANAGEMENT

Board of Directors

         There are 14 members of the Company's Board of Directors. The following table sets forth the name, age, year first elected as a director, principal occupation and beneficial ownership of Common Stock as of March 31, 1997, for each Director.


                                                                                              Shares Beneficially
                                                                                                 Owned (1 & 2)
                                               Principal Occupation              Director
            Name (age)                        & Position with Company              Since             No.        %
            ----------                        -----------------------              -----             ---        -

Charles F. Bristow                   Farmer-Gloucester                             1988            4,500       0.48
(74)                                 Director

John R. Curtis                       Banking Consultant, Retired Regional          1989            2,800       0.30
(65)                                 Director of FDIC-Richmond
                                     Director

Charles F. Dawson                    Partner, Bay Design Group P.C.-Saluda         1988            5,095       0.54
(55)                                 Director

W. J. Farinholt                      President and CEO, Mid-Atlantic               1988           36,246       3.77
(50)                                 Community BankGroup, Incorporated
                                     Director

William D. Fary                      Owner, Bill Fary Ford-Gloucester              1988           11,250       1.19
(67)                                 Director

Robert D. Foster                     President, Tre-Suz-Ann                        1988           41,843       4.42
(54)                                 Development/Foster Management; VP,
                                     Foster Realty-Gloucester
                                     Director

Harry M. Healy                       Retired President, Bailey                     1988           14,300       1.51
(63)                                 Amusements-Gloucester
                                     Director

Jeanne P. Hockaday                   President, Coldwell Banker                    1990            4,200       0.44
(49)                                 Virginia Country Realty-Gloucester
                                     Director

Joseph A. Lombard, Jr., DDS          Owner/Dentist, Lombard, Luckam &              1988           20,662       2.18
(50)                                 Smith-Gloucester
                                     Chairman of the Board

George A. Marston, Jr.               Retired Owner, Oakland Farm- Norge            1992           13,500       1.43
(75)                                 Director

Hersey M. Mason, Jr.                 Owner, Mason Realty-Middlesex Co.             1990           32,074       3.39
(67)                                 Director


                                      -32-

                                                                                              Shares Beneficially
                                                                                                 Owned (1 & 2)
                                               Principal Occupation              Director
            Name (age)                        & Position with Company              Since             No.        %
            ----------                        -----------------------              -----             ---        -


Henry C. Rowe, MD                    Medical Director, Riverside Hayes             1988            4,900       0.52
(49)                                 Medical Center-Gloucester
                                     Director

Kenneth E. Smith                     Executive Vice President,                     1988           19,430       2.02
(45)                                 Mid-Atlantic Community BankGroup,
                                     Incorporated
                                     Director

Thomas Z. Wilke                      Agent, State Farm Insurance-Gloucester        1990            8,620       0.91
(43)                                 Point
                                     Director


All present executive officers and                                                               219,770      23.14
directors as a group (15 persons)


---------------------------------------
(1) The total shares reported include sole voting shares, shared voting shares, sole investment shares and shared investment shares. Included in the totals are shared voting and investment shares as follows: W.
         J.  Farinholt,  1,866 shares;  W. D. Fary,  300 shares;  R. D. Foster,
         6,520 shares; J. P. Hockaday, 200 shares; J. A. Lombard, Jr., 2,354 shares; G. A. Marston, Jr., 6,750 shares; K. E. Smith, 75 shares.

(2) Included in shares beneficially owned are shares that may be acquired within 60 days upon the exercise of stock options held by individuals as follows: C. F. Bristow, 1,500 shares; J. R. Curtis, 1,300 shares;
         C. F. Dawson, 1,540 shares; W. J. Farinholt, 17,000 shares; W. D. Fary, 1,600 shares; R. D. Foster, 2,500 shares; H. M. Healy, 2,300 shares; K. C. Healy, 200 shares; J. P. Hockaday, 1,500 shares; J. A. Lombard, Jr., 2,362 shares; H. M. Mason, Jr., 1,500 shares; H. C. Rowe, MD, 2,400 shares; K. E. Smith, 17,000 shares; T.Z. Wilke, 1,520 shares.


         Security Ownership of Certain Beneficial Owners. No one is known to be the beneficial owner of more than five percent of the issued and outstanding Company Common Stock.

         The Board of Directors. The Board of Directors is responsible for the overall performance of the Company and for establishing Company policy. The Board establishes the compensation of all executive officers. Regular meetings of the Board are held each month. The Board held 16 meetings in 1996, including the organizational meeting in June and three special meetings. Each Director attended at least 75% of the total number of meetings of the Board and meetings of committees of which the director was a member in 1996.

         Board Committees. The Company's bylaws provide for one permanent standing committee, the Audit Committee, the principal responsibilities of which are described below.

         The Audit Committee meets on an on call basis as needed. The Committee met six times in 1996. Members of the committee include Thomas Z. Wilke, Chairman, Charles F. Bristow, Charles F. Dawson, Robert D. Foster, Jeanne
P. Hockaday and Joseph A. Lombard, Jr., DDS. The Audit Committee recommends to the Board the appointment of a firm to serve as independent auditors, subject to ratification by the Board and the Shareholders at the Annual Meeting.

         The Company does not have a standing Nomination or Compensation Committee.

         The Chairman of the Board is an ex-officio member of all committees.

         Executive Officers.  The Company currently has three Executive
Officers:

         William J. Farinholt has served as President and Chief Executive Officer of the Company and the Bank since 1988. He has more than 25 years of banking experience. He was employed as a bank examiner with the Virginia Bureau of Financial Institutions from 1970 to 1972. He then served as an officer with the Bank of Middlesex, Urbanna, Virginia, from 1972 to 1974. He then served with Citizens and Farmers Bank, West Point, Virginia, from 1974 to 1988, where he was the Senior Vice President in charge of all lending and Secretary of the bank. He is experienced in lending, marketing, branch management and bank operations. He has held various officer positions in industry associations, including chairman of the Northern Neck-Southside Bankers Association. He also has served on several committees as well as the Board of Directors of the Virginia Bankers Association. He has taught numerous banking classes at Rappahannock Community College. He has also been active in many civic and religious activities. Mr. Farinholt was born in Gloucester County and has a broad knowledge of the Company's general trade area.

         Kenneth E. Smith has served as Executive Vice President, Chief Administrative and Chief Financial Officer of the Company and the Bank, with primary oversight of the Company's operations, since 1988. Mr. Smith has 23 years of banking experience. Prior to joining the Company, he served as Compliance Officer and Auditor with Citizens and Farmers Bank, West Point. Prior to that he spent 11 years as a commercial bank examiner with the Federal Reserve Bank of Richmond. He served for two years with The Colonial Bank of Providence Forge, Virginia. Before that he worked as an internal auditor with United Virginia Bank and as a teller with Second National Bank, Richmond, Virginia. He has experience in virtually all areas of the Company, including lending, liquidity management, bank regulations and financial analysis. He has attended various banking schools, is a graduate of the University of Richmond and has taught at Rappahannock Community College.

         Kathleen C. Healy, age 36, serves as Vice President, Chief Accounting Officer and Secretary of the Company. Ms. Healy works in conjunction with the Chief Administrative Officer having more specific oversight of the accounting area, including the accuracy of financial records and regulatory financial reporting. Prior to joining the Company, she served as office supervisor and insurance producer with an independent insurance agency. She has approximately seven years of banking experience. She has attended the Virginia Bankers School of Bank Management and she is a graduate of the School of Business Administration at the University of Richmond.

         Family Relationships. The husband of Kathleen C. Healy, Chief Accounting Officer, is the nephew of Harry M. Healy, a director of the Company.

         Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and any persons who own more than 10% of Company Common Stock, to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of Company Common Stock. Officers and directors are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on review of the copies of such reports furnished to the Company or written representation that no other reports were required, the Company believes that, during fiscal year 1996, all filing requirements applicable to its officers and directors were complied with except that Joseph A. Lombard, Jr., DDS, Director, inadvertently filed one late report on Form 5 in February 1997 covering the purchase of 125 shares of Common Stock by his son in September 1996.

         Executive  Officer  Compensation.  The following  table  presents
information   concerning  the  annual  and  long-term  compensation  of  Messrs.
Farinholt and Smith. This table presents compensation for services rendered in all capacities to the Company in 1996, 1995 and 1994.


                           Summary Compensation Table


                                                    Annual Compensation                   Long-Term Compensation
                                                    -------------------                   ----------------------

                                                                                       Securities       All Other
Name and                                                              Other Annual     Underlying     Compensation
Principal Position             Year      Salary         Bonus         Compensation     Options (#)         (2)
------------------             ----    ----------     ---------       ------------     -----------       -------

W. J. Farinholt                1996     $100,651       $25,650            (1)               -            $1,501
President/Chief                1995       86,699        19,464            (1)            10,000           1,777
Executive Officer              1994       81,682        17,901            (1)               -               -

Kenneth E. Smith               1996       88,675        22,410            (1)               -             1,321
Executive Vice-                1995       75,966        17,000            (1)            10,000           1,555
President/Chief Financial      1994       71,087        15,635            (1)               -               -
Officer

-------------------

(1) The value of perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus.


(2) "All Other Compensation" represents matching contributions by the Company in its 401(k) plan, which was established on March 1, 1995.



         Option Exercises and Holdings. The following table sets forth information with respect to exercised and unexercised options held by such officers as of December 31, 1996. No stock options were exercised by Mr. Farinholt or Mr. Smith in 1996.

                          Fiscal Year End Option Values


                                               Number of Securities
                                            Underlying Unexercised           Value of Unexercised In-The-Money
                                                  Options at                             Options at
Name                                        December 31, 1996 (#)                   December 31, 1996 (1)
----                                        ---------------------                   ---------------------
                                        Exercisable      Unexercisable       Exercisable         Unexercisable
                                        -----------      -------------       -----------         -------------
W. J. Farinholt                            13,250            3,750            $155,000             $33,750
Kenneth E. Smith                           13,250            3,750             155,000              33,750

-------------------
(1) The value of unexercised in-the-money options at fiscal year end was calculated by determining the difference between (i) the fair market value of the Company Common Stock underlying the options at December 31, 1996 ($25.00 per share) and (ii) the exercise price of the options.

         Employment Agreements. Messrs. Farinholt and Smith entered into employment agreements with the Company effective as of November 29, 1988. The Agreements are general in nature and have few conditions relative to current or ongoing employment conditions. However, these agreements provide that in the event the Company, acting through either its shareholders or its Directors, sells or disposes of the controlling interest in the Company to a conglomerate or "bank holding company" (as such term is defined in Article I of Title 6.1 of the Code of Virginia, as amended), with the result that the Company is either 50% or more owned or controlled by such entity (provided that the respective bank officer, at the time of such transaction, is employed at either his current position or an equal or higher ranking position of the Company) each such officer shall be entitled to receive from the Company $150,000. Restrictive covenants contained in each agreement require that such payment shall be paid in addition to any and all normal compensation payable at the time of such transaction, but also shall be dependent upon the sale price of the Company being equal to at least 1.75 times the then current "book value" of the Company Common Stock as determined by the independent accounting firm being utilized by the Company at the time of such sale of the Company. As incentive for the Company's officers to remain in the employ of the Company and as protection for the Company from the Company's officers' leaving the Company's employ, absent a sale of the Company as defined above, each agreement provides that if the officer voluntarily leaves the employ of the Company without there being any such sale of the Company, he may not become employed with or work in any office of any financial institution (bank, savings bank, savings and loan association or credit union) that is located in Gloucester, Mathews, or Middlesex counties.

         Directors Compensation. Each Director was paid a fee of $300 for each Board meeting attended and $150 for each Board Committee meeting attended in 1996. The total expense to the Company for directors fees in 1996 was $83,050.

         Interest of Management in Certain Transactions. The Company's officers, directors and other corporations, business organizations and persons with which certain of the Company's officers and directors are associated customarily have banking transactions with the Company. Loans to related parties amounted to approximately $1.0 million at December 31, 1996 and at March 31, 1997. During the year ended December 31, 1996 and the three months ended March 31, 1997, new loans to related parties totaled $918,000 and $69,000, respectively, and repayments totaled $327,000 and $78,000, respectively. All such transactions have been made in the ordinary course of business on substantially the same terms, including interest rates and security for loans, as those prevailing at the time for comparable transactions with others and have not involved more than the normal risk of collectibility or presented other unfavorable features.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's Articles of Incorporation authorize 10,000,000 shares of Common Stock, par value $5.00 of which 944,333 shares were issued and outstanding on March 31, 1997. There were 902 shareholders of record as of June 30, 1997.

         The Board of Directors may issue shares of its Common Stock from time to time for such consideration as the Board may deem advisable without further shareholder approval.

         The Common Stock of the Company represents nonwithdrawable capital, is not an account of the insurable type, and is not insured by the FDIC.

         Certain characteristics of the Common Stock are summarized below:

         Dividend Rights. The Company may pay dividends as declared from time to time by the Board of Directors out of funds legally available therefore, subject to certain restrictions imposed by federal and state laws. See "Dividend Information." The holders of Common Stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors.

         Voting Rights. In all elections of directors, each shareholder has the right to cast one vote for each share of Common Stock owned by him and is entitled to vote for as many persons as there are directors to be elected. Shareholders of the Company do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder shall be entitled to one vote for each share of Common Stock owned by him and entitled to vote.

         Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of the Company would be distributed to the holders of the Common Stock on a pro rata basis.

         Preemptive Rights. Holders of Common Stock have no preemptive rights with respect to the issuance of additional shares of Common Stock.

         Calls and Assessments. All Common Stock outstanding is fully paid and nonassessable.

         Removal of Directors. Virginia law provides that unless a corporation's articles of incorporation provide otherwise, any Director or the entire Board may be removed, with or without cause, by a majority vote of shares at an election of Directors. The Company's Articles of Incorporation require a vote of more than 70% of the outstanding shares of Common Stock to remove a Director. The Company's Articles of Incorporation thus preclude a third party who holds less than 70% of the Company's outstanding shares from unilaterally removing incumbent Directors and simultaneously gaining control of the Board by installing his own nominees.

         Amendment of Governing Instruments. Amendments to the articles of incorporation of Virginia corporations, such as the Company, can be submitted to the shareholders for a vote only by the board of directors. As a general rule, the Articles of Incorporation of the Company can be amended by the vote of holders of a majority of the issued and outstanding shares of Common Stock. However, any amendment that is not approved by at least two-thirds of the Directors, must be approved by holders of more than two-thirds of the issued and outstanding shares of Common Stock.

         Business Combinations. Under the Articles of Incorporation of the Company, a plan of merger or share exchange or a direct or indirect sale, lease, exchange or other disposition of all or substantially all of the property of the Company not in the ordinary course of business, must be approved by holders of a majority of the issued and outstanding shares of Common Stock. However, if such a transaction is not approved by at least two-thirds of the Directors, it must be approved by holders of more than two-thirds of the issued and outstanding shares of Common Stock. Consistent with Virginia law, the Board of Directors of the Company may condition its submission of such a plan of merger or share exchange or a sale or disposition of assets to the shareholders on any basis, including the requirement of a greater vote than the required vote described above.

         Indemnification of Officers and Directors. The Articles of Incorporation provide for the indemnification of officers and directors of the Company for their actions unless a court finds them liable for willful misconduct or a knowing violation of criminal law. In any proceeding brought by a shareholder against an officer or director in connection with his position with the Company, the amount of damages that may be assessed against an officer or director is limited to $50,000 per transaction, unless the individual is liable for willful misconduct or a knowing violation of criminal or securities laws.

         Reports to Shareholders. The company furnishes its shareholders with annual reports, including audited financial statements, as well as quarterly reports containing unaudited financial information.

         Transfer Agent.  The Bank acts as the Company's transfer agent.

                                  UNDERWRITING

         Subject to the terms and conditions of the Underwriting Agreement between the Company and Davenport & Company LLC (the "Underwriter"), the Underwriter has agreed to purchase from the Company and the Company has agreed to sell to the Underwriter, 130,000 shares of Common Stock.

         The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriter's obligation is such that it is committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

         The Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to selected dealers who are members of the National Association of Securities Dealers, Inc. at such price less a concession not in excess of $.99 per share of Common Stock. The Underwriter may allow, and such selected dealers may reallow, a concession not in excess of $.10 per share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc.

         The Underwriter has a 30-day option to purchase from the Company up to 19,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of the Prospectus. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby.

         Certain officers and directors of the Company have agreed that they will not offer, sell or contract to sell or otherwise dispose of shares of Common Stock of the Company (other than by gift to a person who agrees not to so sell, or by operation of law) for a period of 90 days after the date hereof without the prior written consent of the Underwriter.

         The Company has agreed to indemnify the Underwriter against certain liabilities or to contribute to payments that the Underwriter may be required to make in respect thereof.

         The Common Stock of the Company or the Bank has been traded on the Nasdaq SmallCap Market since September 20, 1995. There is a limited public market for the Common Stock, with trading volume averaging approximately 1,000 shares per week since September 1995. See "Market for Common Stock." The public offering price for the Common Stock will be determined by negotiation between the Company and the Underwriter. Among the factors that will be considered in such negotiations are the current market for the Common Stock, the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, the past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering, and the market prices of and demand for the Common Stock and for the publicly-traded common stock of comparable companies in recent periods. The Underwriter intends to make a market in the Common Stock following completion of the offering.

         In order to facilitate the offering of the Common Stock, the Underwriter may engage in the transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may overallot in connection with the offering creating a short position in the Common Stock for its own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriter may bid for, and purchase, shares of Common Stock in the open market. Finally, the Underwriter may reclaim selling concessions allowed to a dealer for distributing the Common Stock in the offering, if the Underwriter repurchases previously distributed Common Stock in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

         The Underwriter and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

         The Underwriter has from time to time provided investment banking services to the Company in the ordinary course of business.


                                 LEGAL OPINIONS

         Certain legal matters relating to the shares offered hereby will be passed upon for the Company by Williams, Mullen, Christian & Dobbins, P.C., Two James Center, 1021 East Cary Street, Richmond, Virginia 23219, counsel for the Company. Certain legal matters in connection with the offering will be passed upon for the Underwriter by Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219.


                                     EXPERTS

         The financial statements of the Company included in this Offering Circular have been examined by Smith & Eggleston, P.C., Richmond, Virginia, independent auditors, whose report thereon appears elsewhere herein. Such financial statements have been included herein in reliance upon the reports of Smith & Eggleston, P.C., given upon their authority as experts in accounting and auditing.


                              AVAILABLE INFORMATION

         The principal executive offices of the Company are located at 7171 George Washington Memorial Highway, Gloucester, Virginia 23061, and its telephone number is (804) 693-0628. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at regional offices of the Commission at the following locations: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W.,
Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site (address: http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company.

         The Company has filed with the Commission a Registration Statement, on Form SB-2 under the Securities Act, with respect to the Common Stock offered herein. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which have been omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered herein, reference is made to the Registration Statement and amendments and exhibits thereto, which may be inspected and copied as described above.

                     MID-ATLANTIC COMMUNITY BANKGROUP, INC.
                                 AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----


Independent Auditors' Report...............................................F-1A

Consolidated Financial Statements

         Consolidated Balance Sheet........................................F-2

         Consolidated Statements of Income.................................F-3

         Consolidated Statements of Changes in Shareholders' Equity........F-4

         Consolidated Statements of Cash Flows.............................F-5

Notes to Consolidated Financial Statements.................................F-7

                       [SMITH, EGGLESTON, P.C. LETTERHEAD]
                          INDEPENDENT AUDITORS' REPORT



Board of Directors
Mid-Atlantic Community BankGroup, Inc.
Gloucester, Virginia


     We have audited the accompanying consolidated balance sheets of Mid-Atlantic Community BankGroup, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-Atlantic Community BankGroup, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.







                                        /s/ Smith & Eggleston, P.C.






February 13, 1997
[Richmond, Virginia]





                                       F-1A

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS



ASSETS
                                                                         March 31,
                                                                          1997                       December 31,
                                                                        (Unaudited)          1996                1995
-------------------------------------------------------------------------------------------------------------------------

Cash and due from banks  (Note 15)                                   $   4,488,074       $  6,014,540        $  4,553,325
Investment securities  (Notes 1 & 2)                                    27,772,197         27,297,458          24,792,759
Federal funds sold                                                       4,422,703          5,363,865           4,678,330
Loans:  (Net of allowance for loan losses of $1,195,764,
   $1,111,607 and $865,479 for 1997, 1996, and 1995,
   respectively)   (Notes 1 & 3)                                        93,885,908         90,978,452          69,556,325
Premises and equipment  (Notes 1 & 7)                                    5,621,083          4,922,897           3,308,385
Other assets  (Note 4)                                                   2,208,404          1,856,961           1,424,685
-------------------------------------------------------------------------------------------------------------------------

      Total Assets                                                    $138,398,369       $136,434,173        $108,313,809
=========================================================================================================================



LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                         March 31,
                                                                           1997                      December 31,
                                                                        (Unaudited)          1996                 1995
-------------------------------------------------------------------------------------------------------------------------
Deposits:
   Demand                                                            $  17,062,191       $ 15,133,165        $ 14,333,604
   NOW and money market                                                 21,376,736         25,967,974          17,605,457
   Savings                                                              15,508,702         14,969,421           9,331,624
   Time, $100,000 and over                                              11,099,442          9,416,511           8,798,436
   Other time                                                           57,535,212         54,998,270          44,045,617
-------------------------------------------------------------------------------------------------------------------------
      Total Deposits                                                  $122,582,283       $120,485,341        $ 94,114,738
Other borrowed funds  (Note 13)                                             40,327             43,406              55,322
Other liabilities  (Note 5)                                              1,111,744          1,473,836             808,273
-------------------------------------------------------------------------------------------------------------------------

      Total Liabilities                                               $123,734,354       $122,002,583        $ 94,978,333
-------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies  (Note 6)

Stockholders' equity:
   Common stock - par value $5 per share:  (Notes 9 & 10)
      Issued and outstanding - 944,333 shares                       $    4,721,665      $   4,721,665       $   4,721,665
   Stock options  (Note 10)                                                  7,380              7,380               7,380
   Surplus                                                               6,693,925          6,693,925           6,692,775
   Retained earnings                                                     3,585,363          3,170,029           1,872,178
   Unrealized gain (loss) on securities available for sale  (Note 2)      (344,318)          (161,409)             41,478
-------------------------------------------------------------------------------------------------------------------------

      Total Stockholders' Equity                                     $  14,664,015      $  14,431,590       $  13,335,476
-------------------------------------------------------------------------------------------------------------------------

      Total Liabilities and Stockholders' Equity                      $138,398,369       $136,434,173        $108,313,809
=========================================================================================================================






                 See Notes to Consolidated Financial Statements
                                       F-2

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                        CONSOLIDATED STATEMENTS OF INCOME


                                                     Three Months Ended
                                                           March 31,
                                                      1997           1996               Years Ended December 31,
                                              -----------------------------------------------------------------------------
                                                    (Unaudited)    (Unaudited)      1996            1995           1994
---------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Interest and fees on loans                    $   2,412,685   $  1,981,739    $  8,689,054    $ 6,652,980    $ 4,785,973
   Interest on investment securities:
      Taxable                                          438,824        310,147       1,393,367      1,051,863        597,910
      Tax exempt                                        71,288         83,392         340,031        141,497        122,458
   Interest on federal funds sold                       36,378         40,889         230,862        377,327        144,420
---------------------------------------------------------------------------------------------------------------------------

            Total Interest Income                $   2,959,175   $  2,416,167    $ 10,653,314    $ 8,223,667    $ 5,650,761

   Interest on deposits                              1,202,546        995,978       4,359,461      3,468,896      2,120,123
---------------------------------------------------------------------------------------------------------------------------

            Net Interest Income                  $   1,756,629   $  1,420,189    $  6,293,853    $ 4,754,771    $ 3,530,638

PROVISION FOR LOAN LOSSES  (Notes 1 & 3)                93,000         77,000         380,000        288,000        257,500
---------------------------------------------------------------------------------------------------------------------------

            Net Interest Income After
              Provision For Loan Losses          $   1,663,629   $  1,343,189    $  5,913,853    $ 4,466,771    $ 3,273,138
---------------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME:
   Service charges on deposit accounts           $     147,201   $    106,200    $    479,651    $   388,245    $   288,413
   Other service charges                                25,715          9,802          57,765         30,353         26,154
   Other                                                18,852         26,438          88,504         59,106         43,591
   Net investment securities
      gains (losses)                                     1,545          5,665          (1,936)          (740)             -
---------------------------------------------------------------------------------------------------------------------------

                                                 $     193,313    $   148,105     $   623,984    $   476,964    $   358,158
---------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE:
   Salaries and employee benefits                $     664,847    $   516,012     $ 2,153,570    $ 1,842,746    $ 1,304,361
   Occupancy                                            39,831         32,851         308,224        264,135        174,386
   Equipment                                           166,023        125,451         642,085        499,273        339,740
   Other                                               390,407        287,022       1,087,374        889,443        662,826
---------------------------------------------------------------------------------------------------------------------------

                                                  $  1,261,108    $   961,336     $ 4,191,253    $ 3,495,597    $ 2,481,313
---------------------------------------------------------------------------------------------------------------------------

            Income Before Income Tax              $    595,834    $   529,958     $ 2,346,584    $ 1,448,138    $ 1,149,983

PROVISION FOR INCOME TAX  (Notes 1 & 11)               180,500        185,000         812,650        424,989        397,850
---------------------------------------------------------------------------------------------------------------------------

            Net Income                            $    415,334    $   344,958     $ 1,533,934    $ 1,023,149    $   752,133
===========================================================================================================================

Net income per common share and
   common equivalent  (Note 1)                    $        .42    $       .35     $      1.57    $      1.29    $      1.20
===========================================================================================================================

Weighted average shares outstanding                    977,311        973,064         975,486        794,376        624,789
===========================================================================================================================





                 See Notes To Consolidated Financial Statements
                                       F-3

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



                                        Common         Stock           Class A                      Retained
                                       Stock           Options         Warrants      Surplus        Earnings      Total
-----------------------------------------------------------------------------------------------------------------------------
Balance - January 1, 1994             $2,913,140     $    7,380       $  53,378     $3,060,015     $  310,984     $ 6,344,897

   Sold 75,000 shares  (Note 9)          375,000              -               -        671,042              -       1,046,042
   Warrants exercised                      1,750              -            (149)         3,650              -           5,251
   Dividends declared                          -              -               -              -       (100,750)       (100,750)
   Net income                                  -              -               -              -        752,133         752,133
   Unrealized loss on securities
      available for sale  (Note 2)             -              -               -              -       (147,488)       (147,488)
------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1994           $3,289,890      $   7,380      $   53,229     $3,734,707     $  814,879     $ 7,900,085

   Sold 149,500 shares                   747,500              -               -      1,514,401              -       2,261,901
   Sold 16,180 shares                     80,900              -               -        186,070              -         266,970
   Warrants exercised                    603,375              -         (51,552)     1,256,072              -       1,807,895
   Warrants purchased                          -              -          (1,677)         1,525              -            (152)
   Dividends declared                          -              -               -              -       (113,338)       (113,338)
   Net income                                  -              -               -              -      1,023,149       1,023,149
   Unrealized gain on securities
      available for sale  (Note 2)             -              -               -              -        188,966         188,966
-----------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1995           $4,721,665      $   7,380     $         -     $6,692,775     $1,913,656     $13,335,476

   Additional contributed capital              -              -               -          1,150              -           1,150
   Dividends declared                          -              -               -                      (236,083)       (236,083)
   Net income                                  -              -               -              -      1,533,934       1,533,934
   Unrealized loss on securities
      available for sale  (Note 2)             -              -               -              -       (202,887)       (202,887)
------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1996           $4,721,665      $   7,380    $          -     $6,693,925     $3,008,620     $14,431,590

   Net income (unaudited)                      -              -               -              -        415,334         415,334

   Unrealized loss on securities
      available for sale (Note 2)
      (unaudited)                              -              -               -              -       (182,909)       (182,909)
------------------------------------------------------------------------------------------------------------------------------

Balance - March 31, 1997
   (Unaudited)                        $4,721,665      $   7,380    $          -     $6,693,925     $3,241,045     $14,664,015
=============================================================================================================================



                 See Notes To Consolidated Financial Statements
                                       F-4

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                      Three Months Ended
                                                           March 31,
                                                      1997           1996                Years Ended December 31,
                                              -----------------------------------------------------------------------------
                                                    (Unaudited)    (Unaudited)      1996            1995           1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                       $  415,334    $   344,958     $ 1,533,934    $ 1,023,149    $   752,133

Adjustments to reconcile net income
   to net cash provided by operating
   activities:
   Depreciation                                         88,069         73,180         276,908        250,514        160,321
   Loss on disposal of equipment                             -              -          19,438              -              -
   Provision for loan losses                            93,000         77,000         380,000        288,000        257,500
   Amortization of premium on
      investment securities                             15,855         15,562          63,419         62,246         30,946
   (Gain) loss on sale of investment
      securities                                        (1,545)        (5,665)          1,936            740              -
   Changes in operating assets and
      liabilities:
      (Increase) decrease in:
         Deferred income taxes                               -              -        (104,518)        29,009       (100,401)
         Interest receivable                          (165,760)      (151,223)       (205,125)      (308,139)      (143,247)
         Prepaid expenses                              (33,795)        (4,461)        (38,398)       (47,783)         6,554
         Other assets                                  (68,886)       (52,893)        (84,235)      (136,769)       (41,191)
      Increase (decrease) in:
         Accrued interest on deposits                   (2,280)       (15,510)         55,140        170,874         55,637
         Accrued income taxes                          (94,500)       112,689         208,339       (245,570)       211,899
         Other liabilities                              (6,000)        42,567          49,742         52,768         41,109
---------------------------------------------------------------------------------------------------------------------------

           Net Cash Provided By
             Operating Activities                   $  239,492     $  436,204     $ 2,156,580    $ 1,139,039    $ 1,231,260
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) in loans                         ($3,000,456)   ($5,280,681)   ($21,802,127)  ($16,240,137)  ($14,290,791)
   Purchase of investment securities                (2,359,182)    (4,541,899)    (22,383,956)   (20,802,211)    (4,142,959)
   Proceeds from sales of investment
      securities                                     1,593,000      8,376,000      19,611,015      9,093,835      1,698,898
   (Increase) decrease in federal
      funds sold - net                                 941,162      1,100,622        (685,535)     2,587,960     (3,801,290)
   Purchase of premises and equipment                 (775,033)       (51,468)     (1,910,858)      (846,507)      (801,377)
----------------------------------------------------------------------------------------------------------------------------

           Net Cash Used In
             Investing Activities                  ($3,600,509)    ($ 397,426)   ($27,171,461)  ($26,207,060)  ($21,337,519)
----------------------------------------------------------------------------------------------------------------------------




                 See Notes to Consolidated Financial Statements
                                       F-5

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Continued)


                                                     Three Months Ended
                                                           March 31,
                                                      1997           1996                 Years Ended December 31,
                                              -----------------------------------------------------------------------------
                                                    (Unaudited)    (Unaudited)      1996            1995           1994
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits - net                      $ 2,096,942   ($   774,952)    $26,370,603    $22,590,307    $19,594,503
   Increase (decrease) in treasury,
      tax and loan                                     (23,229)       252,115         229,579        (57,786)        26,251
   Dividends paid                                     (236,083)      (113,320)       (113,320)       (65,816)       (34,952)
   Proceeds from issuance of
      stock - net                                            -              -               -      2,528,871      1,046,042
   Proceeds from exercise of
      warrants - net                                         -              -               -      1,807,743          5,251
   Curtailment of other borrowed funds                  (3,079)        (2,920)        (11,916)       (11,295)       (10,708)
   Additional contributed capital                            -              -           1,150              -              -
---------------------------------------------------------------------------------------------------------------------------

           Net Cash Provided By
             Financing Activities                  $ 1,834,551   ($   639,077)    $26,476,096    $26,792,024    $20,626,387
---------------------------------------------------------------------------------------------------------------------------

           Net Increase In Cash
             and Due From Banks                   ($ 1,526,466)  ($   600,299)    $ 1,461,215    $ 1,724,003  $     520,128

CASH AND DUE FROM BANKS -
   BEGINNING OF YEAR                                 6,014,540      4,553,325       4,553,325      2,829,322      2,309,194
---------------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS -
   END OF YEAR                                     $ 4,488,074    $ 3,953,026     $ 6,014,540    $ 4,553,325   $  2,829,322
===========================================================================================================================





                 See Notes To Consolidated Financial Statements
                                       F-6

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                    (Information as of March 31, 1997 and for
                the Three Months Ended March 31, 1997 and 1996 is
                                   Unaudited)




NOTE 1:        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization
Mid-Atlantic Community BankGroup, Inc. is the parent of Peninsula Trust Bank, Inc. which provides general commercial banking services primarily within Gloucester, Charles City, Newport News and Williamsburg, Virginia and surrounding communities. It is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by regulatory authorities.

Principles of Consolidation

On August 15, 1996, Peninsula Trust Bank created Mid-Atlantic Community BankGroup, Inc., a bank holding company, and exchanged one share of the holding company stock for one share of Peninsula Trust Bank stock. The total number of $5 par value shares of holding company stock exchanged for the outstanding stock of the bank was 944,333. The transaction is accounted for at historical cost in a manner similar to that in pooling-of-interests accounting. As a result of this change in legal structure, the bank is now a wholly-owned subsidiary of the holding company. The holding company did not generate any revenues or incur any expenses prior to the consummation of the share exchange. The consolidated financial statements include the accounts of Mid-Atlantic Community BankGroup, Inc. and its wholly-owned subsidiary, Peninsula Trust Bank. All material intercompany transactions have been eliminated.

Before the creation of the holding company, the Bank had the following results of operations for the period January 1, 1996 through August 14, 1996:

  Total interest income                               $ 7,762,000
  Total interest expense                                3,172,000
                                                     ------------
    Net Interest Income                               $ 4,590,000
  Allowance for loan losses                               239,000
                                                    -------------
    Net Interest Income after Allowance
      for Loan Losses                                 $ 4,351,000
  Other income                                            426,000
  Other expenses                                       (3,034,000)
                                                     -------------
                                                      $ 1,743,000
  Provision for income taxes                             (624,000)
    Net Income                                        $ 1,119,000
                                                      ===========

Investment Securities
Investment debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases in stockholders' equity. Cost of securities sold is recognized using the specific identification method.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Mortgage-backed securities that management has the ability and intent to hold to maturity are classified as held-to-maturity. Other mortgage-backed securities are classified as available-for-sale and are carried at fair value. Should any be sold, cost of securities sold is determined using the specific identification method.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 1:        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

Income Tax
Income tax is provided for the tax effects of transactions reported in the consolidated financial statements and consists of tax currently due plus deferred tax related primarily to differences between the basis of the allowance for loan losses, premises and equipment, and deferred loan fees for financial and income tax reporting. The deferred tax asset represents the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense is the tax payable or refundable for the year plus or minus the change for the year in deferred tax assets and liabilities.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The policy with respect to interest accruals on commercial and consumer loans specifies that interest will stop being accrued on any loan that is 90 days past due if such loan is not well secured or if there appears to be no reasonable expectation that the borrower will be able to pay the interest within a reasonable time period and the value of the collateral is not at least equal to the amount at which the loan plus all interest accrued is recorded. Interest accruals on real estate loans will stop being accrued whenever management feels that the borrower will not be able to pay such interest within a reasonable time period and the value of the collateral is not at least equal to the loan principal plus all accrued interest. Interest income is recognized on these loans only when received. A loan will remain on a nonaccrual status until the loan is current, as to payment of both interest and principal, and the borrower demonstrates the ability to pay and remain current.

On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan (SFAS 114), as amended by SFAS 118, Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosures, collectively SFAS 114. SFAS 114 requires that impaired loans within the scope of the statements be presented in the financial statements at the present value of expected future cash flows or at the fair value of the loan's collateral. A valuation allowance is required to the extent that such measurement is less than the recorded investment. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due under the contractual terms of the loan agreement. Charge-offs for impaired loans occur when the loan, or portion of the loan, is determined to be uncollectible, as is the case for all loans. The effect of the adoption of SFAS 114 was not material to the Company's consolidated financial statements as of and for the year ended December 31, 1995.

The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' abilities to pay.

Premises and Equipment
Premises and equipment is recorded at cost. Depreciation is based on estimated useful service lives and is computed on the straight-line method for reporting purposes. Computer software is amortized over 5 years.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 1:        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

Cash Flow Information
The statement of cash flows reconciles net income with the increase in cash and due from banks. The indirect method has been used. For purposes of reporting cash flows, cash and due from banks include cash on hand and amounts due from depository institutions. The Company considers amounts due from banks and money market investments which have original maturities of three months or less to be cash equivalents.

Earnings Per Share
Net income per share is calculated on the basis of the weighted average number of shares outstanding. The Company's stock options outstanding are considered common stock equivalents and are included in the calculation of weighted average number of shares outstanding. The Company's Class A warrants were also considered common stock equivalents; however, the assumed exercise of these warrants was not included in earnings per share computations for 1994 because the result would not have a dilutive effect. There were no Class A warrants outstanding as of December 31, 1995.

Loan Fees and Costs
Loan fees and certain direct loan origination costs of completed loans are deferred and recognized as an adjustment of the yields on related loans using the interest method over the lives of the loans.

Off Balance Sheet Financial Instruments
In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain previously reported amounts have been reclassified to conform to current presentations.

Interim Financial Statements

The financial statements as of March 31, 1997 and for the three months ended March 31, 1997 and 1996 are unaudited but, in the opinion of management, include all adjustments necessary for a fair presentation of financial position and results of operations. Results for the interim periods are not necessarily indicative of the results for a full year.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 2:        INVESTMENT SECURITIES:


Securities available-for-sale at March 31, 1997 (unaudited) consist of the following:




                                                                          Gross             Gross
                                                       Amortized        Unrealized        Unrealized           Fair
                                                        Cost              Gains             Losses             Value
-----------------------------------------------------------------------------------------------------------------------
U. S. Treasury securities                             $   634,684      $         -       $    12,590       $    622,094
U. S. Government and federal agencies                  16,877,971            3,327           388,840         16,492,458
State and local governments                             7,308,023           28,630            99,075          7,237,578
Mortgage-backed securities                              3,130,561                -            53,144          3,077,417
-----------------------------------------------------------------------------------------------------------------------
                                                      $27,951,239      $    31,957       $   553,649        $27,429,547
Federal Reserve Bank stock                                342,650                -                 -            342,650
-----------------------------------------------------------------------------------------------------------------------

                                                      $28,293,889      $    31,957       $   553,649        $27,772,197
=======================================================================================================================

Securities available-for-sale at December 31, 1996 consist of the following:

                                                                          Gross             Gross
                                                       Amortized        Unrealized        Unrealized           Fair
                                                        Cost              Gains            Losses              Value
-----------------------------------------------------------------------------------------------------------------------
U. S. Treasury securities                             $   534,510       $        -      $      4,510        $   530,000
U. S. Government and federal agencies                  15,650,657           35,193           211,449         15,474,401
State and local governments                             7,467,586           40,224            86,833          7,420,977
Mortgage-backed securities                              3,195,614            1,652            20,648          3,176,618
-----------------------------------------------------------------------------------------------------------------------
                                                      $26,848,367       $   77,069        $  323,440        $26,601,996
Federal Reserve Bank stock                                342,650                -                 -            342,650
Marketable equity securities                              351,000            1,812                 -            352,812
-----------------------------------------------------------------------------------------------------------------------

                                                      $27,542,017       $   78,881        $  323,440        $27,297,458
=======================================================================================================================

Securities available-for-sale at December 31, 1995 consist of the following:

                                                                          Gross            Gross
                                                        Amortized       Unrealized        Unrealized           Fair
                                                        Cost              Gains            Losses              Value
-----------------------------------------------------------------------------------------------------------------------
U. S. Government and
  federal agencies                                    $12,967,341       $   63,493        $   16,509        $13,014,325
State and local governments                             5,860,498           39,024            66,679          5,832,843
Mortgage-backed securities                              5,613,024           47,100             3,583          5,656,541
-----------------------------------------------------------------------------------------------------------------------
                                                      $24,440,863       $  149,617        $   86,771        $24,503,709
Federal Reserve Bank stock                                289,050                -                 -            289,050
-----------------------------------------------------------------------------------------------------------------------

                                                      $24,729,913       $  149,617        $   86,771        $24,792,759
=======================================================================================================================

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 2:        INVESTMENT SECURITIES:  (Continued)

The  effect  on   stockholders'   equity  of  the  unrealized   gain  (loss)  on
available-for-sale securities is as follows:


                                                                         March 31,
                                                                          1997                      December 31,
                                                                        (Unaudited)        1996               1995
-----------------------------------------------------------------------------------------------------------------------
Unrealized gain (loss) on available-for-sale securities                ($  521,692)     ($   244,559)       $    62,846
Deferred income tax on unrealized gain (loss)                              177,374            83,150            (21,368)
-----------------------------------------------------------------------------------------------------------------------

  Net increase (reduction) in stockholders' equity                     ($  344,318)     ($   161,409)       $    41,478
=======================================================================================================================


U. S. Government and government backed obligations and state and municipal backed obligations with a carrying amount of $3,230,785 and $3,263,473 are pledged to secure municipality and treasury, tax and loan deposits as of March 31, 1997 and December 31, 1996, respectively.

The schedule below reflects the maturities of investment securities. The classification of mortgage-backed securities was based on expected maturities, while contractual maturities were used for other debt securities. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 March 31, 1997 (Unaudited)                  December 31, 1996
                                                 Amortized           Fair                Amortized        Fair
                                                 Cost                Value               Cost             Value
--------------------------------------------------------------------------------------------------------------------
  Due in one year or less                      $ 1,279,485         $ 1,238,736        $ 1,526,236        $ 1,469,086
  Due after one year through five years          5,365,590           5,294,579          5,126,323          5,103,482
  Due after five years through ten years        11,405,168          11,223,867          9,893,301          9,842,746
  Due after ten years                            9,900,996           9,672,365         10,302,507         10,186,682
  Federal Reserve Bank stock                       342,650             342,650            342,650            342,650
  Marketable equity security                             -                   -            351,000            352,812
--------------------------------------------------------------------------------------------------------------------

                                               $28,293,889         $27,772,197        $27,542,017        $27,297,458
====================================================================================================================


Proceeds from sales of securities available for sale were $19,611,000, $9,094,000 and $1,699,000 for the years ended December 31, 1996, 1995 and 1994, respectively, and $1,593,000 and $8,376,000 for the three months ended March 31, 1997 and 1996, respectively. Gross gains realized on those sales were $28,000 and $1,000 for the years ended December 31, 1996 and 1995, respectively and $1,545 and $20,000 for the three months ended March 31, 1997 and 1996, respectively. Gross losses totaled $30,000 and $2,000 for the years ended December 31, 1996 and 1995, respectively, and $14,335 for the three months ended March 31, 1996. No gains or losses were recognized in 1994.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 3:        LOANS AND ALLOWANCE FOR LOAN LOSSES:

Major classifications of loans are as follows:


                                                                  March 31,
                                                                   1997                        December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)            1996                 1995
--------------------------------------------------------------------------------------------------------------------
Commercial loans                                                $58,243,124         $56,251,276          $38,872,133
Consumer loans                                                    1,445,958           1,884,672            3,777,954
Real estate loans                                                35,885,679          34,437,476           28,193,050
Deferred net loan fees                                             (493,089)           (483,365)            (421,333)
--------------------------------------------------------------------------------------------------------------------

                                                                $95,081,672         $92,090,059          $70,421,804
Allowance for loan losses                                         1,195,764           1,111,607              865,479
--------------------------------------------------------------------------------------------------------------------

                                                                $93,885,908         $90,978,452          $69,556,325
====================================================================================================================


Certain directors, officers and employees were indebted to the Company in the aggregate amount of $1,016,746 and $1,007,213 as of December 31, 1996 and March 31, 1997, respectively. During the year ended December 31, 1996 and the three months ended March 31, 1997, new loans made to related parties totaled $917,976 and $68,500, respectively and repayments totaled $327,303 and $78,033, respectively.

Management evaluates its loans for purposes of determining the allowance for loan losses. Large groups of smaller-balance homogeneous loans, such as mortgage loans and installment loans, are evaluated for impairment collectively and SFAS 114 does not apply to such loans. If, based on current information and events, it is anticipated that all amounts due will be collected under the terms of a loan, management does not consider the loan to be impaired, even if there are insignificant delays in the collection of payments, including delays that are of a term under which the Company would cease to accrue interest on the loan. At March 31, 1997 and December 31, 1996 and 1995, the balance of impaired loans was immaterial in accordance with SFAS 114 and no specific charge to the allowance for loan losses has been made for such loans. At March 31, 1997 and December 31, 1996 and 1995, loans on which the accrual of interest had been discontinued totaled $498,000, $190,000 and $137,000, respectively. Interest on non-accrual loans not recognized was $9,200 and $19,000 for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively.

An analysis of the changes in the allowance for loan losses follows:


                                                                 March 31,
                                                                   1997                        December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)            1996                 1995
--------------------------------------------------------------------------------------------------------------------
Balance - beginning of period                                    $1,111,607          $  865,479           $  712,663
Additions:
  Provision charged to operations                                    93,000             380,000              288,000
  Recoveries of loans charged off
    in prior years                                                    7,000              27,476               34,140
--------------------------------------------------------------------------------------------------------------------
                                                                 $1,211,607          $1,272,955           $1,034,803
Deduction:
  Loans charged off                                                  15,843             161,348              169,324
--------------------------------------------------------------------------------------------------------------------

Balance - end of period                                          $1,195,764          $1,111,607           $  865,479
====================================================================================================================

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 4:        OTHER ASSETS:

Other assets consist of the following:


                                                                 March 31,
                                                                   1997                        December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)            1996                 1995
--------------------------------------------------------------------------------------------------------------------
Interest and fees receivable                                     $1,182,869          $1,017,109           $  811,984
Deferred income tax                                                 506,878             412,652              308,134
Computer software - net of amortization                             173,148             124,304              152,844
Prepaid expenses                                                    195,945             162,150              123,752
Other                                                               149,564             140,746               27,971
--------------------------------------------------------------------------------------------------------------------

                                                                 $2,208,404          $1,856,961           $1,424,685
====================================================================================================================


NOTE 5:        OTHER LIABILITIES:

Other liabilities consist of the following:


                                                                 March 31,
                                                                   1997                        December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)            1996                 1995
--------------------------------------------------------------------------------------------------------------------
Interest payable on deposits                                      $ 393,852          $  396,132           $  340,992
Accounts payable and accrued expenses                               184,361             190,361              140,619
Treasury, tax and loan                                              328,878             352,107              122,528
Dividends payable                                                         -             236,083              113,320
Accrued income tax                                                  204,653             299,153               90,814
--------------------------------------------------------------------------------------------------------------------

                                                                 $1,111,744          $1,473,836           $  808,273
====================================================================================================================


NOTE 6:        OFF-BALANCE-SHEET ITEMS, COMMITMENTS AND CONTINGENT LIABILITIES:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, lines of credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, lines of credit, commercial letters of credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 6:        OFF-BALANCE-SHEET ITEMS, COMMITMENTS AND CONTINGENT LIABILITIES:

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

At December 31, 1996 and March 31, 1997, the Company had outstanding letters of credit totaling $2,049,866 and $1,816,000, respectively, and does not anticipate losses as a result of these transactions. The Company also had, at December 31, 1996 and March 31, 1997 undisbursed funds under various lines of credit and loan commitments totaling $13,034,099 and $13,106,000, respectively.

The Company leases its branch facility in Newport News, Virginia under a non-cancelable operating lease expiring October 31, 1998. Monthly lease payments total $2,898 and future minimum lease payments under the lease are as follows as of December 31, 1996:


               1997                     $   34,776
               1998                     $   28,980



NOTE 7:        PREMISES AND EQUIPMENT:

A summary of premises and equipment follows:

                                                                  March 31,
                                                                   1997                        December 31,
--------------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)            1996                 1995
--------------------------------------------------------------------------------------------------------------------
  Building and improvements                                      $2,277,506          $1,347,437           $1,329,520
  Furniture and equipment                                         1,918,411           1,269,370            1,246,464
  Land                                                            1,526,568           1,498,656              887,398
  Land improvements                                                 726,143             410,342              408,729
  Construction in progress                                           30,093           1,177,783               23,160
--------------------------------------------------------------------------------------------------------------------
                                                                 $6,478,721          $5,703,588           $3,895,271
    Accumulated depreciation                                       (857,638)           (780,691)            (586,886)
--------------------------------------------------------------------------------------------------------------------

                                                                 $5,621,083          $4,922,897           $3,308,385
====================================================================================================================

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 8:        FAIR VALUES OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair values of financial instruments for which it is practicable to estimate such values. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.

Cash and Due from Banks
The carrying amounts reported in the consolidated financial statements for cash and due from banks approximate those assets' fair values.

Investment Securities and Federal Funds Sold
Fair values for investment securities and federal funds sold, including mortgage-backed securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans
The fair value of loans is estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities, after considering the credit risk in various loan categories.

Deposits
The fair values disclosed for deposits (for example, checking, savings, and money market accounts) are equal to the amount payable on demand at the reporting date. The fair values disclosed for time deposits are estimated using the rates currently paid for deposits of similar size and remaining maturities. The carrying amount of accrued interest payable approximates fair value.

Other Borrowed Funds
The carrying amounts of other borrowed funds approximate their fair values.

Other Liabilities
Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The carrying amount of treasury, tax and loan deposits approximates the fair value.

          MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)


NOTE 8:        FAIR VALUES OF FINANCIAL INSTRUMENTS:  (Continued)

The carrying amounts and fair values of financial instruments as of December 31, 1996 and 1995 and March 31, 1997 (unaudited) are presented below:


                                               March 31, 1997
                                                (Unaudited)              December 31, 1996            December 31, 1995
                                                (In Thousands)             (In Thousands)             (In Thousands)
                                           Amount         Value         Amount         Value        Amount        Value
-----------------------------------------------------------------------------------------------------------------------
March 31, 1997 (unaudited):
Assets:
  Cash and due from banks                $    4,488    $    4,488   $    6,015         6,015    $    4,553   $    4,553
  Investment securities                      27,772        27,772       27,297        27,297        24,793       24,793
  Federal funds sold                          4,423         4,423        5,364         5,364         4,678        4,678
  Loans - net                                93,886        94,016       90,978        91,104        69,556       73,815
Liabilities:
  Deposits                                  122,582       122,775      120,485       120,675        94,115       94,859
  Other borrowed funds                           40            40           43            43            55           55
  Treasury, tax and loan                        329           329          352           352           123          123
Outstanding letters of credit                 1,816         1,816        2,050         2,050         1,176        1,176
Undisbursed lines of credit
  and loan commitments                       13,106        13,106       13,034        13,034        12,356       12,356


NOTE 9:        COMMON STOCK AND CLASS A WARRANTS:

During 1994, the Company sold 75,000 shares of its common stock at $14.50 per share. As a result of this sale, equity was increased by $1,046,897, which was net of issuance costs of $41,458.

The Company sold 149,500 shares of its common stock at a price of $16.50 per share pursuant to an offering agreement dated April 21, 1995. The Company also sold 16,180 shares of its common stock at a price of $16.50 per share pursuant to a private placement offering in June, 1995. The related increase in equity of $2,528,871 was net of issuance costs totaling $204,849.

During 1992, the bank sold 2,500 units, each of which was comprised of 100 shares of common stock, $5.00 par value, and 100 redeemable Class A warrants. Each Class A warrant entitled the holder thereof to purchase one-half of one share of common stock at an exercise price of $7.50. Seven hundred warrants were exercised during 1994 and 241,350 were exercised during 1995. The Company purchased 7,850 warrants that were not exercised for $78 and there were no warrants outstanding at December 31, 1995. The increase in equity related to the 1995 warrant transactions of $1,807,743 was net of issuance costs totaling $2,304.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)



NOTE 10:       EMPLOYMENT AGREEMENTS AND STOCK OPTION PLANS:

The Company has entered into employment agreements with certain of its executives. The agreements provide for severance benefits payable to the executives upon termination of employment following a change of control in the bank. If certain requirements are met, the aggregate maximum benefits payable will be $373,725.

The Company adopted an employee incentive stock option plan and a nonemployee directors' stock option plan. The employee incentive stock option plan provides for granting options to allow key employees to purchase the Company's common stock. The stock options give the holder the right, over a ten-year period, to acquire the Company's common stock. Future options, when granted under this plan, will have an exercise price equal to the greater of the stock's fair market value or 100% of the book value per share of the Company's common stock at the date of the grant. The Company has reserved up to a maximum of 50,000 shares of unissued common stock for issuance under the employee incentive stock option plan. A summary of options granted through March 31, 1997 follows:


                                    Number of           Exercise
        Date Granted                 Options              Price
        --------------------------------------------------------
            1990                       4,000              $10.00
            1991                      10,000              $11.25
            1995                      21,000              $16.00
            1995                       1,000              $16.50
            1996                       2,500              $22.50

            1997                       3,500              $25.00

        --------------------------------------------------------

                                      42,000


The nonemployee directors' stock option plan allowed the directors to purchase options during August, 1990. A total of 29,522 were sold at a price of $.25. Each option entitles the owner thereof to purchase one share of common stock for $9.75. These options expire during August, 2000.


A summary of the activity in the stock options plans follows. No options granted under these plans have been exercised or canceled.


                                                                    Weighted
                                    Options                          Average
                                   Available       Options          Exercise
                                   for Grant     Outstanding          Price
                                  ------------------------------------------
Balance - December 31, 1993           36,000          43,522         $ 10.12
  Granted                                  -               -         $  0.00
                                  ------------------------------------------
Balance - December 31, 1994           36,000          43,522         $ 10.12
  Granted                            (22,000)         22,000         $ 16.02
                                   -----------------------------------------
Balance - December 31, 1995           14,000          65,522         $ 11.40
  Granted                            ( 2,500)          2,500         $ 22.50
                                  ------------------------------------------
Balance - December 31, 1996           11,500          68,022         $ 12.48
  Granted                             (3,500)          3,500         $ 25.00
                                  ------------------------------------------

Balance - March 31, 1997               8,000          71,522         $ 13.10
                                  ==========================================


During the three months ended March 31, 1997, the Company granted options to purchase 3,500 shares of stock with an exercise price of $25 and a life of 10 years.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 10:       EMPLOYMENT AGREEMENTS AND STOCK OPTION PLANS:  (Continued)


A summary of fixed stock options outstanding at December 31, 1996 follows:


                                                     Weighted
                                       Number         Average
               Exercise Prices       of Shares         Life
               ----------------------------------------------
               $ 9.75                   29,522           4
               $10.00                    4,000           4
               $11.25                   10,000           5
               $16.00                   21,000           8
               $16.50                    1,000           8
               $22.50                    2,500           9


The Company applies APB Opinion 25 in accounting for its plans. Therefore, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value at grant dates consistent with SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The pro forma amounts reflect options with grant dates subsequent to January 1, 1995. The pro forma disclosures shown may not be representative of the effects on reported net income in future years.



                      Three Months Ended March 31,
                         1997          1996         Years Ended December 31,
                      -------------------------------------------------------
                      (Unaudited)   (Unaudited)       1996          1995
                      -------------------------------------------------------
Net income:
  As reported          $ 415,334     $ 344,958      $1,533,934     $1,023,149
  Pro forma              407,722       339,720       1,512,980        900,377
Earnings per share:
  As reported              $ .42         $ .35           $1.57          $1.29
  Pro forma                  .42           .35            1.55           1.13


The Company uses the Black-Scholes option-pricing model for purposes of estimating the fair value of each option on the date of grant. The fair value is used to compute the pro forma amounts shown above. The following weighted average assumptions were used:



                                    Three Months Ended March 31,
                                      1997           1996          Year Ended December 31,
                                    ------------------------------------------------------
                                    (Unaudited)    (Unaudited)        1996          1995
                                    ------------------------------------------------------
Dividend yield                           1.00%            .53%            .53%        .42%
Expected volatility                     35.38%          35.38%          35.38%      23.76%
Risk free interest rates                 6.58%           6.58%           6.58%       7.40%
Expected lives                        10 years        10 years        10 years    10 years
Weighted fair value of each option
  granted during the year               $13.18          $12.70          $12.70      $ 8.46

The Company adopted a management incentive bonus plan designed to reward its tier one executive officers for the achievement of certain Company goals regarding its return on average total assets, capital and loan loss reserve. Bonuses under this plan totaled $48,060 and $36,464 for 1996 and 1995, respectively.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 11:       INCOME TAX:

The provision for income tax consists of the following:


                                       Three Months Ended
                                            March 31,
                                    1997              1996                        Years Ended December 31,
                                 ------------------------------------------------------------------------------------
                                  (Unaudited)       (Unaudited)           1996             1995              1994
                                 ------------------------------------------------------------------------------------
Current                          $   180,500       $   185,000         $  787,619       $  493,326        $  498,251
Deferred                                   -                 -             25,031          (68,337)         (100,401)
                                 ------------------------------------------------------------------------------------

                                 $   180,500       $   185,000         $  812,650       $  424,989        $  397,850
                                 ====================================================================================

The following reconciles income tax reported in the consolidated financial statements to tax that would be obtained by applying regular tax rates to net income before income tax.


                                      Three Months Ended
                                           March 31,
                                    1997              1996                     Years Ended December 31,
                                  -----------------------------------------------------------------------------------
                                  (Unaudited)       (Unaudited)             1996            1995             1994
                                  -----------------------------------------------------------------------------------
Income tax at statutory rate      $  202,584         $ 180,186         $  797,839       $  492,367        $  390,994
Increase (decrease) resulting from:
  Tax exempt income                  (24,238)          (28,353)          (115,611)         (48,110)           (6,229)
  Other                                2,154            33,167            130,422          (19,268)           43,085
                                  -----------------------------------------------------------------------------------

Provision for Income Tax          $  180,500         $ 185,000         $  812,650       $  424,989        $  397,850
                                  ===================================================================================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 and March 31, 1997 are presented below:



                                                              March 31,
                                                               1997                           December 31,
                                                            --------------------------------------------------------
                                                             (Unaudited)               1996                  1995
                                                            --------------------------------------------------------
Deferred tax assets:
  Unrealized loss on available-
    for-sale securities                                     $   177,374           $     83,150          $          -
  Deferred loan fees                                            167,650                135,232               143,253
  Allowance for loan losses                                     244,674                277,107               264,298
                                                            --------------------------------------------------------
    Total deferred tax assets                               $   589,698           $    495,489          $    407,551
                                                            --------------------------------------------------------

Deferred tax liabilities:
  Unrealized gain on available-
    for-sale securities                                     $         -           $          -          $     21,368
  Fixed assets                                                   82,820                 82,820                78,049
                                                            --------------------------------------------------------
    Total deferred tax liabilities                          $    82,820           $     82,820          $     99,417
                                                            --------------------------------------------------------

    Net deferred tax assets                                 $   506,878           $    412,669          $    308,134
                                                            ========================================================

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 12:       OTHER INFORMATION:

The principal components of "Salaries and employee benefits", "Occupancy", "Equipment" and "Other noninterest expense" are as follows:


                                            Three Months Ended
                                                March 31,
                                          1997            1996                      Years Ended December 31,
                                    --------------------------------------------------------------------------------
                                       (Unaudited)      (Unaudited)         1996            1995             1994
                                       -----------------------------------------------------------------------------
Salaries and employee benefits:
  Salaries and wages                   $  567,899       $  437,184      $ 1,828,575     $ 1,555,258       $1,104,310
  Fringe benefits                          96,948           78,828          324,995         287,488          200,051
                                       -----------------------------------------------------------------------------
                                       $  664,847       $  516,012      $ 2,153,570     $ 1,842,746       $1,304,361
                                        ============================================================================
Occupancy (includes no items in
  excess of 1% of total revenue)       $   39,831       $   32,851      $   308,224     $   264,135       $  174,386
                                       =============================================================================

Equipment:
  Depreciation                         $   70,884       $   61,091      $   275,665     $  203,043        $  132,249
  Computer equipment rental                 8,604            8,446           33,943          35,315           23,240
  Data processing                          57,128           34,626          239,788         177,363          135,626
  Other (includes no items in excess
    of 1% of total revenue)                29,407           21,288           92,689          83,552           48,625
                                       -----------------------------------------------------------------------------

                                       $  166,023       $  125,451      $   642,085     $   499,273       $  339,740
                                       =============================================================================

Other noninterest expense:
  Postage and freight                  $   49,189       $   34,481       $  107,961      $   81,569       $   87,410
  Advertising and public relations         57,266           34,965          152,315         158,230          100,532
  Insurance                                10,257            9,327           37,541          31,646           29,985
  Stationery and supplies                  34,806           32,809          179,062         160,022           66,603
  FDIC assessment                           3,930              500            2,000          79,972          121,440
  Other (includes no items in excess
    of 1% of total revenue)               234,959          174,940          608,495         378,004          256,856
                                       -----------------------------------------------------------------------------

                                       $  390,407       $  287,022       $1,087,374      $  889,443       $  662,826
                                       =============================================================================


              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


              (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 13:       OTHER BORROWED FUNDS:

During 1993, in a noncash transaction, the Company executed a deed of trust note as payment for the purchase of land which cost $85,000 adjacent to its Williamsburg, Virginia office. The mortgage provides for monthly payments of $1,214 for 84 months and includes 5.32% interest. The purchased land secures this debt.

Maturities of this long-term debt are as follows:


                                              March 31,
                                               1997        December 31,
                                             (Unaudited)      1996
                                            ---------------------------
                      1997                  $         -      $   12,563
                      1998                       12,732          13,247
                      1999                       13,426          13,969
                      2000                       14,169           3,627
                                            ---------------------------

                                            $    40,327      $   43,406
                                            ===========================


NOTE 14:       SUPPLEMENTARY CASH FLOW INFORMATION:

Additional cash flow information follows:


                                            Three Months Ended
                                                March 31,
                                         1997             1996                   Years Ended December 31,
                                       -----------------------------------------------------------------------------
                                       (Unaudited)      (Unaudited)        1996            1995             1994
                                       -----------------------------------------------------------------------------

  Cash paid for interest               $1,204,826       $1,011,488       $4,304,321      $3,298,022       $2,064,486
                                       =============================================================================

  Cash paid for income tax             $  275,000       $   72,311       $  604,311      $  738,896       $  286,352
                                       =============================================================================



NOTE 15:       CONCENTRATION OF CREDIT RISK:

The Company maintains a deposit relationship with several financial institutions, all of which are insured by the FDIC. As of December 31, 1996 and March 31, 1997, deposits with these banks in excess of federal deposit insurance coverage totaled $4,374,427 and $2,912,221, respectively.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

                  (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 16:       PROFIT SHARING PLAN:

The Company maintains a qualified profit sharing plan under section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. The plan is available to substantially all employees and the Company makes discretionary matching contributions. During 1995, the plan's first year, the Company matched 100% of elected deferrals for up to 5% of covered compensation during the first 90 days of the plan. For the balance of 1995 and 1996, the Company matched 25% of up to 5% of elected deferrals. The Company's contributions for 1996 and 1995 totaled $15,051 and $22,027, respectively. The plan may be amended or terminated at any time by the board of directors and its contributions to the plan are included in salaries and employee benefits. The Company continued its 25% match of up to 5% of elected deferrals for the three months ended March 31, 1997. Contributions to the plan for the three months ended March 31, 1997 and 1996 totaled $4,845 and $3,540, respectively.



NOTE 17:       DISCLAIMER:

This financial information has not been reviewed, or confirmed for accuracy or relevance, by the Federal Reserve System.


NOTE 18:       CAPITAL REQUIREMENTS:


Peninsula Trust Bank (the "Bank"), the subsidiary of Mid-Atlantic Community BankGroup, Inc., is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for Prompt Corrective Action ("PCA"), the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off- balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent notification from the Federal Reserve, the Bank's primary regulator, categorized the Bank as well capitalized under the regulatory framework for PCA. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. The Bank's category is determined solely for the purposes of applying PCA and that category may not constitute an accurate representation of the Bank's overall financial condition or prospects. There have been no conditions or events since that notification that management believes have changed the Bank's capital adequacy category.

The regulatory framework for PCA is applicable only to banks and not to bank holding companies and their non-bank subsidiaries.

              MID-ATLANTIC COMMUNITY BANKGROUP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)

              (Information as of March 31, 1997 and for the
            Three Months Ended March 31, 1997 and 1996 is Unaudited)




NOTE 18:       CAPITAL REQUIREMENTS:  (Continued)


                                                                                                           Minimum
                                                                                                         Ratio To Be
                                                                                                          Considered
                                                                                        For                Well
                                                                                      Capital            Capitalized
                                                    Actual                            Adequacy             Under PCA
(In Thousands)                                      Amount             Ratio          Purposes            Provisions
--------------                                      ------             -----          --------            ----------
March 31, 1997 (Unaudited):
Total risk-weighted assets:
  Consolidated                                    $   99,560                -%              -%                    -%
  Subsidiary bank                                     99,589                -               -                     -
Total average assets:
  Consolidated                                       134,056                -               -                     -
  Subsidiary bank                                    134,123                -               -                     -
Total capital (to risk-weighted assets):
  Consolidated                                        16,204            16.28            8.00                   N/A
  Subsidiary bank                                     16,229            16.30            8.00                 10.00
Tier 1 capital (to risk-weighted assets):
  Consolidated                                        15,008            15.07            4.00                   N/A
  Subsidiary bank                                     15,033            15.10            4.00                  6.00
Tier 1 capital (to average assets):
  Consolidated                                        15,008            11.20            4.00                   N/A
  Subsidiary bank                                     15,033            11.21            4.00                  5.00

December 31, 1996:
Total risk-weighted assets:
  Consolidated                                    $   97,325                -%              -%                    -%
  Subsidiary bank                                     97,433                -               -                     -
Total average assets:
  Consolidated                                       127,801                -               -                     -
  Subsidiary bank                                    128,103                -               -                     -
Total capital (to risk-weighted assets):
  Consolidated                                        15,704            16.14            8.00                   N/A
  Subsidiary bank                                     15,727            16.14            8.00                 10.00
Tier 1 capital (to risk-weighted assets):
  Consolidated                                        14,593            14.99            4.00                   N/A
  Subsidiary bank                                     14,616            15.00            4.00                  6.00
Tier 1 capital (to average assets):
  Consolidated                                        14,593            11.42            4.00                   N/A
  Subsidiary bank                                     14,616            11.41            4.00                  5.00





No dealer, salesman or other person has been
authorized to give any information or to make
any  representation  not  contained in  this                          130,000 Shares
Prospectus,  and  if  given or  made,  such
information or  representation  must  not  be
relied upon  as having been authorized by the
Company.  This Prospectus does not constitute                      MID-ATLANTIC COMMUNITY
an offer to  sell or  a  solicitation  of  an
offer  to buy any securities other than those                         BANKGROUP, INC.
specifically  offered  hereby  or an offer or
solicitation in any jurisdiction to any person                         Common Stock
to whom it is unlawful  to  make  an offer or
solicitation.  Neither  the  delivery of  this
Prospectus  nor any sale  made hereunder shall,
under any circumstances, create any implication
that there has been no change in the affairs of
the Company since the  date  hereof or that the
information  herein is  correct as  of any time
ubsequent to its date or the date hereof.
                                                                     --------------------
              ------------------
                                                                          PROSPECTUS
              Table of Contents
                                                 Page                --------------------
                                                 ----

Prospectus Summary................................. 3
Summary Consolidated Financial Data................ 4
Risk Factors....................................... 5
The Company........................................ 6              DAVENPORT & COMPANY LLC
Recent Developments................................ 7
Use of Proceeds.................................... 7
Market for Common Stock............................ 8
Dividend Information............................... 8
Capitalization..................................... 9
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............10                     July 24, 1997
Business...........................................24
Management.........................................32
Description of Capital Stock.......................37
Underwriting.......................................39
Legal Opinions.....................................40
Experts............................................40
Available Information..............................40
Index to Consolidated Financial Statements.........F-1
